Interim Financial Information
Individual and Consolidated
(A free translation of the original in Portuguese)

March 31, 2024

Interim Financial Information, Individual and Consolidated | March 31, 2024

Índex

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Interim Financial Information, Individual and Consolidated | March 31, 2024

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Interim Financial Information, Individual and Consolidated | March 31, 2024

Statements of Financial Position

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	03.31.24	12.31.23	03.31.24	12.31.23	LIABILITIES	Note	03.31.24	12.31.23	03.31.24	12.31.23
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	4,523,944	4,701,549	9,567,208	9,264,664	Loans and borrowings	15	2,114,310	2,237,214	2,260,733	2,451,838
Marketable securities	5	422,925	412,107	469,515	447,878	Trade accounts payable	16	13,381,858	14,011,988	11,956,380	12,592,006
Trade receivables	6	4,276,970	5,655,967	4,281,896	4,766,071	Lease liability	17.2	881,319	835,154	1,043,159	944,326
Notes receivable	6	37,499	64,731	37,499	64,731	Payroll, related charges and employee profit sharing		993,405	886,974	1,095,629	984,457
Inventories	7	4,305,076	4,717,540	6,276,532	6,628,890	Taxes payable		205,333	316,600	742,892	585,129
Biological assets	8	2,662,080	2,580,383	2,795,193	2,702,164	Derivative financial instruments	23	48,299	74,112	49,284	76,940
Recoverable taxes	9	1,285,826	1,210,028	1,727,753	1,517,548	Provision for tax, civil and labor risks	20	706,369	717,119	709,492	720,187
Derivative financial instruments	23	31,818	109,222	31,818	109,222	Employee benefits	19	58,894	58,894	84,906	86,423
Prepaid expenses		296,370	126,557	341,097	166,230	Customer advances		10,030	6,320	344,610	290,279
Advances		61,621	64,677	130,067	123,319	Advances from related parties	28	5,771,640	6,119,677	1	-
Restricted cash		-	-	14,177	13,814	Other current liabilities		183,157	282,712	559,678	658,763
Assets held for sale		4,284	684	11,375	7,204
Other current assets		183,741	132,989	196,804	142,527
Total current assets		18,092,154	19,776,434	25,880,934	25,954,262	Total current liabilities		24,354,614	25,546,764	18,846,764	19,390,348

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	15,324,356	15,462,088	17,576,020	17,643,710
Marketable securities	5	18,237	16,490	272,244	319,995	Trade accounts payable	16	691	422	691	422
Trade receivables	6	5,943	5,897	7,882	5,897	Lease liability	17.2	2,750,426	2,624,979	2,989,942	2,777,521
Notes receivable	6	22,052	1,530	22,052	1,530	Taxes payable		85,459	88,211	87,737	90,669
Recoverable taxes	9	4,677,785	4,981,378	4,696,060	5,000,740	Provision for tax, civil and labor risks	20	431,420	442,621	470,940	482,983
Deferred income taxes	10	2,131,624	2,054,826	2,190,159	2,113,108	Deferred income taxes	10	-	-	70,716	60,125
Judicial deposits	11	405,734	405,450	416,647	415,718	Liabilities with related parties	28	53,308	52,581	-	-
Biological assets	8	1,776,517	1,788,383	1,860,790	1,858,316	Employee benefits	19	271,692	264,731	464,354	454,398
Derivative financial instruments	23	495,492	529,830	495,492	529,830	Derivative financial instruments	23	54,935	59,819	54,935	59,819
Restricted cash		31,732	30,952	74,262	72,395	Other non-current liabilities		320,793	286,982	651,267	668,439
Other non-current assets		168,878	148,262	174,359	153,052
Total long-term receivables		9,733,994	9,962,998	10,209,947	10,470,581	Total non-current liabilities		19,293,080	19,282,434	22,366,602	22,238,086

						EQUITY	21
						Capital		13,349,156	13,349,156	13,349,156	13,349,156
						Capital reserves		2,763,364	2,763,364	2,763,364	2,763,364
						Other equity transactions		(64,493)	(70,106)	(64,493)	(70,106)
Investments	12	14,654,950	13,683,725	95,249	97,895	Accumulated earnings		504,993	-	504,993	-
Property, plant and equipment	13	13,196,922	13,127,930	14,870,629	14,608,914	Treasury shares		(231,240)	(96,145)	(231,240)	(96,145)
Intangible assets	14	3,197,816	3,201,539	6,203,100	6,140,438	Other comprehensive loss		(1,093,638)	(1,022,841)	(1,093,638)	(1,022,841)
						Attributable to controlling shareholders		15,228,142	14,923,428	15,228,142	14,923,428
						Non-controlling interests		-	-	818,351	720,228
Total non-current assets		40,783,682	39,976,192	31,378,925	31,317,828	Total equity		15,228,142	14,923,428	16,046,493	15,643,656
TOTAL ASSETS		58,875,836	59,752,626	57,259,859	57,272,090	TOTAL LIABILITIES AND EQUITY		58,875,836	59,752,626	57,259,859	57,272,090

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | March 31, 2024

Statements of Income (Loss)

		Parent company		Consolidated
		2024	2023	2024	2023
	Note	Jan - mar	Jan - mar	Jan - mar	Jan - mar
NET SALES	25	10,867,663	11,997,860	13,377,509	13,177,969
Cost of sales	26	(8,645,982)	(9,720,386)	(10,153,222)	(11,504,756)
GROSS PROFIT		2,221,681	2,277,474	3,224,287	1,673,213
OPERATING INCOME (EXPENSES)
Selling expenses	26	(1,523,767)	(1,584,564)	(1,771,818)	(1,770,641)
General and administrative expenses	26	(129,258)	(95,086)	(201,493)	(159,807)
Impairment loss on trade receivables	6	(15,920)	(5,545)	(27,218)	(6,507)
Other operating income (expenses), net	26	30,130	77,458	30,944	84,398
Income from associates and joint ventures	12	898,641	(1,023,781)	(2,407)	(17)
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES		1,481,507	(354,044)	1,252,295	(179,361)
Financial income		196,746	157,563	274,679	198,130
Financial expenses		(931,482)	(1,058,307)	(907,113)	(1,036,189)
Foreign exchange and monetary variations		(252,604)	200,051	94,807	(22,012)
FINANCIAL INCOME (EXPENSES), NET	27	(987,340)	(700,693)	(537,627)	(860,071)
INCOME (LOSS) BEFORE TAXES		494,167	(1,054,737)	714,668	(1,039,432)
Income taxes	10	10,826	20,718	(120,924)	15,805
INCOME (LOSS) FOR THE YEAR		504,993	(1,034,019)	593,744	(1,023,627)

Income (Loss) Attributable to
Controlling shareholders		504,993	(1,034,019)	504,993	(1,034,019)
Non-controlling interest		-	-	88,751	10,392
		504,993	(1,034,019)	593,744	(1,023,627)

INCOME (LOSS) PER SHARE
Weighted average shares outstanding - basic				1,670,951,834	1,078,116,849
Loss per share - basic	22			0.30	(0.96)
Weighted average shares outstanding - diluted				1,672,476,188	1,078,116,849
Income (Loss) per share - diluted	22			0.30	(0.96)

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | March 31, 2024

Statements of Comprehensive Income (Loss)

		Parent company		Consolidated
		2024	2023	2024	2023
	Note	Jan - mar	Jan - mar	Jan - mar	Jan - mar
Income (loss) for the period		504,993	(1,034,019)	593,744	(1,023,627)
Other comprehensive income (loss), net of taxes
Gain on foreign currency translation of foreign operations		67,575	28,113	85,156	56,469
Gain (loss) on net investment hedge (1)		(38,880)	52,942	(38,880)	52,942
Cash flow hedges – effective portion of changes in fair value (1)		(44,885)	1,251	(44,544)	8
Cash flow hedges – reclassified to profit or loss	23	(47,437)	(55,949)	(47,437)	(55,949)
Items that are or may be reclassified subsequently to profit or loss		(63,627)	26,357	(45,705)	53,470
Actuarial gains (losses) on pension and post-employment plans (1)	19	(7,170)	2,995	(15,623)	862
Items that will not be reclassified to profit or loss		(7,170)	2,995	(15,623)	862
Comprehensive income (loss) for the period		434,196	(1,004,667)	532,416	(969,295)
Attributable to
Controlling shareholders		434,196	(1,004,667)	434,196	(1,004,667)
Non-controlling interest		-	-	98,220	35,372
		434,196	(1,004,667)	532,416	(969,295)
(1)	Items above are stated net of deferred taxes on income and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | March 31, 2024

Statements of Changes in Equity

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on cash flow hedge (1)	Actuarial gains (losses)	Accumulated aearnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2022	12,835,915	2,338,476	(77,825)	(109,727)	(1,024,897)	(307,389)	(21,472)	(2,363,073)	11,270,008	552,861	11,822,869
Comprehensive income (loss) (1)
Losses on foreign currency translation of foreign operations	-	-	-	-	(169,326)				(169,326)	(139,739)	(309,065)
Gains on net investment hedge	-	-	-	-	145,328				145,328	-	145,328
Unrealized gains in cash flow hedge	-	-	-	-		372,958			372,958	418	373,376
Actuarial losses on pension and post-employment plans	-	-	-	-			(1,523)		(1,523)	(40,702)	(42,225)
Income (loss) for the year	-	-	-	-				(2,028,559)	(2,028,559)	159,707	(1,868,852)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(23,998)	372,958	(1,523)	(2,028,559)	(1,681,122)	(20,316)	(1,701,438)
Employee benefits remeasurement - defined benefit	-	-	-	-			(16,520)	16,520	-	-	-
Capital increase through issuance of shares	600,000	4,800,000		-					5,400,000	-	5,400,000
Expenses with public exchange offer of shares	(86,759)	-		-					(86,759)	-	(86,759)
Capital increase in subsidiaries	-	-	-	-					-	187,777	187,777
Appropriation of income (loss)
Dividends	-	-	-	-					-	(94)	(94)
Compensation of accumulated losses with capital reserve	-	(4,375,112)		-				4,375,112	-	-	-
Share-based payments	-	-	7,719	13,582					21,301	-	21,301
BALANCES AT DECEMBER 31, 2023	13,349,156	2,763,364	(70,106)	(96,145)	(1,048,895)	65,569	(39,515)		14,923,428	720,228	15,643,656
Comprehensive income (loss) (1)
Gain on foreign currency translation of foreign operations	-	-	-	-	67,575				67,575	17,581	85,156
Loss on net investment hedge	-	-	-	-	(38,880)				(38,880)	-	(38,880)
Unrealized gains (losses) in cash flow hedge	-	-	-	-		(92,322)			(92,322)	341	(91,981)
Actuarial losses on pension and post-employment plans	-	-	-	-			(7,170)		(7,170)	(8,453)	(15,623)
Income for the period	-	-	-	-				504,993	504,993	88,751	593,744
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	28,695	(92,322)	(7,170)	504,993	434,196	98,220	532,416
Appropriation of income (loss)
Dividends	-	-	-	-					-	(97)	(97)
Share-based payments	-	-	5,613	-					5,613	-	5,613
Acquisition of treasury shares	-	-		(135,095)					(135,095)	-	(135,095)
BALANCES AT MARÇO 31, 2024	13,349,156	2,763,364	(64,493)	(231,240)	(1,020,200)	(26,753)	(46,685)	504,993	15,228,142	818,351	16,046,493
(1)	All changes in other comprehensive income are presented net of deferred taxes on profit, when applicable, are disclosed in note 10.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | March 31, 2024

Statements of Cash Flows

	Parent company		Consolidated
	2024	2023	2024	2023
	Jan - mar	Jan - mar	Jan - mar	Jan - mar
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) from continuing operations	504,993	(1,034,019)	593,744	(1,023,627)
Adjustments for:
Depreciation and amortization	376,823	337,933	479,465	438,992
Depreciation and depletion of biological assets	335,242	319,344	368,066	344,703
Result on disposal of property, plant and equipments and intangible	(17,715)	(74,276)	(17,654)	(78,372)
Provision for tax, civil and labor risks	78,432	74,248	77,654	74,373
Income from investments under the equity method	(898,641)	1,023,781	2,407	17
Financial results, net	987,340	700,693	537,623	860,071
Deferred income tax	(10,623)	(20,718)	(6,934)	(20,191)
Short-term employee benefits	87,188	886	77,626	1,001
Other	13,033	15,458	19,149	30,940
	1,456,072	1,343,330	2,131,146	627,907
Changes in assets and liabilities:
Trade accounts and notes receivables	1,406,005	1,226,287	633,198	548,105
Inventories	412,615	161,641	420,456	249,450
Biological assets - current	(81,697)	100,812	(97,633)	94,239
Trade accounts payable	(957,735)	(1,025,844)	(1,027,873)	(1,058,622)
Cash generated by operating activities	2,235,260	1,806,226	2,059,294	461,079

Redemptions (investments) in securities at FVTPL (1)	5,839	-	(47,740)	7,786
Interest received	83,426	65,299	209,655	91,786
Payment of tax, civil and labor provisions	(76,904)	(127,081)	(76,795)	(127,078)
Derivative financial instruments	(57,077)	(109,019)	(60,266)	(108,268)
Other operating assets and liabilities (2)	(689,052)	(151,243)	(162,489)	269,109
Net cash provided by operating activities	1,501,492	1,484,182	1,921,659	594,414

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (additions) on investments in securities at amortized cost	-	-	49,149	(17,325)
Additions to property, plant and equipment	(120,860)	(196,857)	(133,268)	(238,084)
Additions to biological assets - non-current	(323,309)	(338,094)	(353,242)	(369,070)
Proceeds from disposals of property, plant, equipments and investment	29,933	3,262	29,933	3,262
Additions to intangible	(40,572)	(48,364)	(40,896)	(49,187)
Capital increase in affiliates	-	(195)	-	(195)
Capital increase in subsidiaries	(10,000)	-	-	-
Net cash used in investing activities	(464,808)	(580,248)	(448,324)	(670,599)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt issuance	19,647	734,291	64,867	1,783,263
Repayment of debt	(404,307)	(171,732)	(491,439)	(435,704)
Payment of interest	(461,358)	(455,612)	(527,764)	(528,255)
Payment of interest derivatives - fair value hedge	(85,737)	(139,842)	(85,737)	(139,842)
Treasury shares acquisition	(135,094)	-	(135,094)	-
Payment of lease liabilities	(154,295)	(123,500)	(198,134)	(170,898)
Net cash provided (used in) by financing activities	(1,221,144)	(156,395)	(1,373,301)	508,564

Effect of exchange rate variation on cash and cash equivalents	6,855	177	202,510	(96,826)
Net increase (decrease) in cash and cash equivalents	(177,605)	747,716	302,544	335,553
Balance at the beginning of the period	4,701,549	3,984,071	9,264,664	8,130,929
Balance at the end of the period	4,523,944	4,731,787	9,567,208	8,466,482
(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	In the Parent Company, contemplates mainly the effects of prepayments of exports with subsidiaries in the amount of R$(310,591) in the three-month period ended March 31, 2024 (R$50,718 in the same period of the previous year).

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | March 31, 2024

Statements of Value Added

	Parent company		Consolidated
	2024	2023	2024	2023
	Jan-mar	Jan-mar	Jan-mar	Jan-mar
1 - REVENUES	12,091,469	13,226,804	14,668,848	14,510,691
Sales of goods and products	11,958,760	12,962,161	14,537,515	14,210,378
Other income	30,544	77,407	31,358	84,347
Revenue related to construction of own assets	118,085	192,781	127,193	222,473
Expected credit losses	(15,920)	(5,545)	(27,218)	(6,507)
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(8,019,572)	(9,414,312)	(9,412,730)	(11,073,235)
Costs of goods sold	(6,778,089)	(7,992,831)	(8,062,617)	(9,563,444)
Materials, energy, third parties services and other	(1,241,633)	(1,417,033)	(1,355,240)	(1,489,884)
Reversal for inventories losses	150	(4,448)	5,127	(19,907)
3 - GROSS ADDED VALUE (1-2)	4,071,897	3,812,492	5,256,118	3,437,456
4 - DEPRECIATION AND AMORTIZATION	(712,065)	(657,277)	(847,531)	(783,695)
5 - NET ADDED VALUE (3-4)	3,359,832	3,155,215	4,408,587	2,653,761

6 - VALUE ADDED RECEIVED THROUGH TRANSFER	1,094,969	(866,167)	271,849	198,164
Income from associates and joint ventures	898,641	(1,023,781)	(2,407)	(17)
Financial income	196,746	157,563	274,674	198,130
Others	(418)	51	(418)	51

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	4,454,801	2,289,048	4,680,436	2,851,925

8 - DISTRIBUTION OF ADDED VALUE	4,454,801	2,289,048	4,680,436	2,851,925
Payroll	1,513,376	1,323,130	1,772,107	1,554,326
Salaries	1,030,183	953,313	1,256,717	1,157,787
Benefits	408,234	298,113	434,349	318,263
Government severance indemnity fund for employees	74,959	71,704	81,041	78,276
Taxes, Fees and Contributions	1,211,319	1,064,457	1,439,102	1,159,080
Federal	494,574	360,472	670,580	402,359
State	700,408	690,181	749,668	740,283
Municipal	16,337	13,804	18,854	16,438
Capital Remuneration from Third Parties	1,225,113	935,480	875,483	1,162,146
Interests, including exchange variation	1,193,521	875,277	822,124	1,078,784
Rents	31,592	60,203	53,359	83,362
Interest on Own-Capital	504,993	(1,034,019)	593,744	(1,023,627)
Income (loss) for the period	504,993	(1,034,019)	504,993	(1,034,019)
Non-controlling interest	-	-	88,751	10,392

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | March 31, 2024

1Q24 RESULTS

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1.	Company’s Operations

BRF S.A. (“BRF”), and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at 475 Jorge Tzachel Street, Fazenda District, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine, pet food and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix, Banvit, Biofresh and Gran Plus, present mainly in Brazil, Turkey and Middle Eastern countries.

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Interim Financial Information, Individual and Consolidated | March 31, 2024

1.1.	Equity interest
				% equity interest
Entity		Main activity	Country (1)	03.31.24	12.31.23
Direct subsidiaries
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF Foods UK Ltd.		Administrative and marketing services	England	100.00	100.00
BRF GmbH		Holding	Austria	100.00	100.00
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
Sadia Alimentos S.A.		Holding	Argentina	100.00	100.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00	100.00
Vip S.A. Empreendimentos e Participações Imobiliárias	(f)	Commercialization of owned real state	Brazil	-	100.00

Indirect subsidiaries
Al Khan Foodstuff LLC ("AKF")	(b)	Import, commercialization and distribution of products	Oman	70.00	70.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	UAE	100.00	100.00
Badi Ltd.		Holding	UAE	100.00	100.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik Üretim Ltd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	100.00	100.00
BRF Arabia Holding Company		Holding	Saudi Arabia	70.00	70.00
BRF Foods GmbH	(g)	Industrialization, import and commercialization of products	Austria	100.00	100.00
BRF Foods LLC	(d)	Import, industrialization and commercialization of products	Russia	-	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	100.00	100.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Investimentos Ltda.		Holding, management of companies and assets	Brazil	100.00	100.00
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Kuwait Food Management Company WLL	(b)	Import, commercialization and distribution of products	Kuwait	49.00	49.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
Buenos Aires Fortune S.A.	(e)	Holding	Argentina	-	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	100.00	100.00
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Federal Foods LLC	(b)	Import, commercialization and distribution of products	UAE	49.00	49.00
Federal Foods Qatar	(b)	Import, commercialization and distribution of products	Qatar	49.00	49.00
Hercosul Alimentos Ltda.		Manufacturing and sale of animal feed	Brazil	100.00	100.00
Hercosul Distribuição Ltda.		Import, export, wholesale and retail sale of food products for animals	Brazil	100.00	100.00
Hercosul International S.R.L.		Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	100.00	100.00
Hercosul Soluções em Transportes Ltda.		Road freight	Brazil	100.00	100.00
Joody Al Sharqiya Food Production Factory LLC		Import and commercialization of products	Saudi Arabia	100.00	100.00
Mogiana Alimentos S.A.		Manufacturing, distribution and sale of Pet Food products	Brazil	100.00	100.00
Nutrinvestments BV	(a)	Holding	The Netherlands	100.00	100.00
One Foods Holdings Ltd.		Holding	UAE	100.00	100.00
Perdigão Europe Lda.	(h)	Import, export of products and administrative services	Portugal	100.00	100.00
ProudFood Lda.		Import and commercialization of products	Angola	100.00	100.00
PSA Laboratório Veterinário Ltda.	(f)	Veterinary activities	Brazil	-	100.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	100.00	100.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00

Affiliated
Potengi Holdings S.A.	(c)	Holding	Brazil	50.00	50.00
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
(1)	UAE – United Arab Emirates.
(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.
(c)	Affiliate with subsidiary of AES Brasil Energia S.A. in which the economic participation is 24% (note 12).
(d)	On January 15, 2024 the subsidiary BRF Foods LLC was dissolved.
(e)	On March 19, 2024 the subsidiary Buenos Aires Fortune S.A. was dissolved.
(f)	On March 28, 2024 the subsidiaries VIP S.A. Empreendimentos e Participações Imobiliárias e a PSA Laboratório Veterinário Ltda. were incorporated by BRF S.A.
(g)	The BRF Foods GMBH, an Austrian company, had a branch located in the UAE, which, on April 05, 2024 was converted into a limited company entity, called BRF Foods LLC.
(h)	On April 29, 2024 the subsidiary Perdigão Europe Lda. was dissolved.

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Interim Financial Information, Individual and Consolidated | March 31, 2024

Except for the associates PR-SAD Administração de bem próprio S.A. and Potengi Holdings S.A., in which the Company recognizes the investments by the equity method, all other entities presented in the table above are consolidated.

1.2.	Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and in 2024 occurred between, March 10, 2024 and April 8, 2024.

2.	Basis of preparation and presentation of interim financial information

The Parent Company’s and Consolidated interim financial information were prepared in accordance with i) the accounting practices adopted in Brazil, which include those included in Brazilian corporate legislation and the pronouncements, guidelines and technical interpretations issued by the Accounting Pronouncements Committee - ("CPC”) and approved by the Board Federal Accounting – (“CFC”) and the Securities and Exchange Commission – (“CVM”), in accordance with the CPC 21 (R1) – Interim Financial Statements, and ii) international financial reporting standards (“IFRS”), IAS 34 – Interim Financial Reporting, issued by International Accounting Standards Board (“IASB”). All the relevant information applicable to the financial statements, and only them, are being evidenced and correspond to those used by administration in its management.

The Parent Company’s and Consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values are also expressed in thousands, unless otherwise stated.

The preparation of the Parent Company’s and Consolidated interim financial information require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The Parent Company’s and Consolidated interim financial information were prepared based on the recoverable historical cost, except for the items maintained at fair value as described in note 3.2 of the Financial Statements for the year ended on December 31, 2023.

The Company prepared Parent Company’s and Consolidated interim financial information under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

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Interim Financial Information, Individual and Consolidated | March 31, 2024
3.	Summary of material accounting policies

The Consolidated interim financial information, in this case quarterly financial information, aim to provide updated information based on the last annual financial statements disclosed. Therefore, the quarterly financial information focus on new activities, events and circumstances and do not repeat the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The interim financial information was prepared based on the accounting policies and estimates calculation methodologies adopted in the preparation of the annual financial statements for the year ended December 31, 2023 (note 3), on a uniform basis for all group entities.

The Company has subsidiaries in Argentina and in Turkey, which are considered a hyperinflationary economy.

For the Turkish subsidiary the price index used for the period ended March 31, 2024 was 15.1%, and the inflation adjustment affected the Income (Loss) before financial results and income taxes in R$(47,602) (R$(19,333) in the same period of the previous year), and we recognized a revenue that impacted the Financial Result in the amount of R$ R$137,752 (R$83,989 in the same period of the previous year) and the Loss from continuing operations in the amount of R$53,028 (R$28,984 in the same period of the previous year).

For the subsidiary in Argentina the price index used for the period ended March 31, 2024 was 36.2%, and the inflation adjustment affected the inflation adjustment impacted the Income (Loss) before financial results and income taxes in the amount of R$(289) (R$5 in the same period of the previous year), the Financial Result in the amount of R$(3,915) (R$(3,055) in the same period of the previous year) and the Loss from continuing operations in the amount of R$(4,586) (R$(2,125) in the same period of the previous year).

3.1.	Standards issued but not yet effective

On May 25, 2023 the IASB published amendments to IAS 7/CPC 03 - Statement of cash flows and IFRS 7/CPC 40 - Financial Instruments: Disclosure, which establish new disclosure requirements for financing operations with suppliers (supply chain finance). Such requirements must be adopted by the Company from the year 2024 onwards, however, no additional presentation is required in the interim financial statements in the first year of adoption of the implemented changes. The Company is evaluating the impacts arising from these changes.

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Interim Financial Information, Individual and Consolidated | March 31, 2024
4.	Cash and cash equivalents
	Average rate (1)	Parent company		Consolidated
		03.31.24	12.31.23	03.31.24	12.31.23
Cash and bank accounts
Brazilian reais	-	173,202	145,200	184,740	160,310
Saudi riyal	-	-	-	363,431	307,151
U.S. dollar	-	2,113	99,828	522,222	768,868
Euro	-	2,401	1,392	28,786	24,506
Turkish lira	-	-	-	106,951	93,641
Other currencies	-	45	124	363,574	252,781
		177,761	246,544	1,569,704	1,607,257
Cash equivalents
In Brazilian reais
Investment funds	10.65%	4,327	4,676	4,327	4,676
Bank deposit certificates	10.78%	4,318,422	4,438,970	4,630,438	4,876,861
		4,322,749	4,443,646	4,634,765	4,881,537
In U.S. Dollar
Term deposit	5.77%	-	-	2,343,320	2,069,531
Overnight	5.35%	23,434	11,359	232,467	17,570
Other currencies
Term deposit (Saudi riyal)	6.15%	-	-	641,002	612,110
Term deposit (2)		-	-	145,950	76,659
		23,434	11,359	3,362,739	2,775,870
		4,523,944	4,701,549	9,567,208	9,264,664
(1)	Weighted average annual rate.
(2)	Amounts are substantially denominated in Turkish Lira (TRY) at a weighted average annual rate of 50.29% (43.00% on December 31, 2023).
5.	Marketable securities
			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		03.31.24	12.31.23	03.31.24	12.31.23
Fair value through other comprehensive income
Equity securities (3)	-	USD	-	-	-	12,491	12,103
Fair value through profit and loss
Financial treasury bills	0.54	R$	12.36%	422,925	412,107	422,925	412,107
Investment funds - FIDC II	1.08	R$	-	18,237	16,490	18,237	16,490
Repurchase agreement	0.05	R$	9.59%	-	-	46,570	35,751
Other	0.08	R$	-	-	-	20	20
				441,162	428,597	487,752	464,368
Amortized cost
Sovereign bonds and other (4)	2.48	AOA		-	-	241,516	291,402
				441,162	428,597	741,759	767,873
Current				422,925	412,107	469,515	447,878
Non-current (5)				18,237	16,490	272,244	319,995
(1)	Weighted average maturity in years.
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Interim Financial Information, Individual and Consolidated | March 31, 2024
(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks.
(4)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$12,204 (R$16,466 on December 31, 2023). Amounts are substantially denominated in Angolan kwanza (AOA) and correspond to Time Deposit at a weighted average annual rate of 10.84% (11,75% Time Deposit and 16,50% Bonds on December 31, 2023). They also include marketable securities indexed to the U.S. Dollar at a weighted average annual rate of 7.21% and Bonds in U.S. Dollar at a weighted average annual rate of 5.90% (U.S. Dollar 6.34% and Bonds in U.S. Dollar 5.90% on December 31, 2023)
(5)	Maturity until March of 2026.

On March 31, 2024, the amount of R$14,198 (R$9,179 on December 31, 2023) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

6.	Trade accounts and notes receivable
	Parent company		Consolidated
	03.31.24	12.31.23	03.31.24	12.31.23
Trade accounts receivable
Domestic market
Third parties	859,916	1,729,067	998,297	1,860,089
Related parties	30,959	24,339	7,818	8,419
Foreign market
Third parties	731,096	764,750	3,892,009	3,496,442
Related parties	3,249,760	3,713,478	47,085	27,781
	4,871,731	6,231,634	4,945,209	5,392,731
( - ) Adjustment to present value	(14,510)	(22,692)	(24,025)	(29,284)
( - ) Expected credit losses	(574,308)	(547,078)	(631,406)	(591,479)
	4,282,913	5,661,864	4,289,778	4,771,968
Current	4,276,970	5,655,967	4,281,896	4,766,071
Non-current	5,943	5,897	7,882	5,897

Notes receivable	81,739	83,863	81,739	83,863
( - ) Adjustment to present value	(6,832)	(2,223)	(6,832)	(2,223)
( - ) Expected credit losses	(15,356)	(15,379)	(15,356)	(15,379)
	59,551	66,261	59,551	66,261
Current	37,499	64,731	37,499	64,731
Non-current (1)	22,052	1,530	22,052	1,530
(1)	On March 31, 2024, the weighted average maturity is 2.23 year.

The Company has insurance for trade accounts receivable from exports in the amount of R$1,282,526 (R$1,003,891 on December 31, 2023).

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF II”), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil.

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Interim Financial Information, Individual and Consolidated | March 31, 2024

On March 31, 2024, FIDC BRF II has an outstanding balance of R$889,002 (R$1,072,964 on December 31, 2023) related to such credit rights, which were ceased to be recognized of the Company’s statement of financial position when the credits were sold.

On March 31, 2024, other receivables are mainly represented by receivables from the sale of farms and various properties not linked to production.

The movements of the expected credit losses are presented below:

Parent company		Consolidated
	03.31.24	03.31.24
Beginning balance	(547,078)	(591,479)
(Additions) reversals	(15,920)	(27,218)
Write-offs	1,136	808
Exchange rate variation	(12,446)	(13,517)
Ending balance	(574,308)	(631,406)

The aging of trade accounts receivable is as follows:

	Parent company		Consolidated
	03.31.24	12.31.23	03.31.24	12.31.23
Not overdue	4,145,494	5,532,133	4,024,203	4,515,445
Overdue
01 to 60 days	99,888	115,871	212,753	225,135
61 to 90 days	33,687	39,584	45,033	46,347
91 to 120 days	29,528	4,558	40,322	15,248
121 to 180 days	11,476	5,803	19,006	11,101
181 to 360 days	13,722	12,665	25,015	22,116
More than 360 days	537,936	521,020	578,877	557,339
( - ) Adjustment to present value	(14,510)	(22,692)	(24,025)	(29,284)
( - ) Expected credit losses	(574,308)	(547,078)	(631,406)	(591,479)
	4,282,913	5,661,864	4,289,778	4,771,968
7.	Inventories
	Parent company		Consolidated
	03.31.24	12.31.23	03.31.24	12.31.23
Finished goods	2,266,770	1,988,163	3,915,599	3,564,379
Work in progress	332,262	340,780	375,530	378,788
Raw materials	924,532	1,521,744	1,061,674	1,675,323
Packaging materials	108,691	112,232	145,463	150,444
Secondary materials	470,551	503,613	510,864	546,213
Supplies	141,897	150,298	211,070	216,998
Imports in transit	112,244	150,514	113,216	150,947
Other	49,994	75,679	49,964	75,646
(-) Adjustment to present value (1)	(101,865)	(125,483)	(106,848)	(129,848)
	4,305,076	4,717,540	6,276,532	6,628,890
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Interim Financial Information, Individual and Consolidated | March 31, 2024
(1)	The adjustment refers to the counter-entry of the adjustment of present value from trade accounts payable and is carried out for cost according to inventories turnover.

The movements of estimated losses for realizable value of inventories accrual, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

	Parent company
				03.31.24
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(23,315)	(13,262)	(5,375)	(41,952)
Additions	(12,650)	(14,117)	(1,777)	(28,544)
Reversals	13,441	-	-	13,441
Write-offs	-	14,311	942	15,253
Ending balance	(22,524)	(13,068)	(6,210)	(41,802)

	Consolidated
				03.31.24
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(26,308)	(22,981)	(8,232)	(57,521)
Additions	(15,112)	(16,370)	(2,777)	(34,259)
Reversals	17,374	-	-	17,374
Write-offs	-	20,482	1,770	22,252
Exchange rate variation	(81)	(95)	(64)	(240)
Ending balance	(24,127)	(18,964)	(9,303)	(52,394)

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Interim Financial Information, Individual and Consolidated | March 31, 2024
8.	Biological assets

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Parent company
				03.31.24
	Current	Non-current
	Live animals
	Total	Live animals	Forests	Total
Beginning balance	2,580,383	1,245,285	543,098	1,788,383
Additions/Transfer	5,747,078	146,236	20,894	167,130
Changes in fair value	818,059	(110,929)	-	(110,929)
Harvest	-	-	(12,669)	(12,669)
Write-off	-	-	(493)	(493)
Transfer between current and non-current	54,905	(54,905)	-	(54,905)
Transfer to inventories	(6,538,345)	-	-	-
Ending balance	2,662,080	1,225,687	550,830	1,776,517

	Consolidated
				03.31.24
	Current	Non-current
	Live animals
	Total	Live animals	Forests	Total
	03.31.24	03.31.24	03.31.24	03.31.24
Beginning balance	2,702,164	1,315,219	543,098	1,858,317
Additions/Transfer	6,225,090	158,950	20,894	179,844
Changes in fair value	913,657	(126,462)	-	(126,462)
Harvest	-	-	(12,669)	(12,669)
Write-off	-	-	(493)	(493)
Transfer between current and non-current	54,977	(54,977)	-	(54,977)
Transfer to inventories	(7,096,092)	-	-	-
Exchange variation	(7,331)	(4,683)	-	(4,683)
Monetary correction by Hyperinflation	2,728	21,913	-	21,913
Ending balance	2,795,193	1,309,960	550,830	1,860,790

The change in the biological assets includes depreciation of breeders and depletion of forests in the amount of R$335,242 in the Parent Company and R$368,066 in the Consolidated (R$319,344 in the Parent Company and R$344,703 in the Consolidated in the same period of the previous year).

The estimated quantities of live animals on March 31, 2024 are 181,526 thousand head of poultry and 4,895 thousand head of pork at the Parent Company (177,143 thousand head of poultry and 4,866 thousand head of pork on December 31, 2023). In the Consolidated, there are 202,710 thousand heads of poultry and 4,895 thousand heads of pork (198,729 thousand heads of poultry and 4,866 thousand heads of pork on December 31, 2023).

The Company has forests pledged as collateral for financing and tax and civil contingencies on March 31, 2024 in the amount of R$113,201 in the Parent Company and in the Consolidated (R$71,399 in the Parent Company and in the Consolidated on December 31, 2023).

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Interim Financial Information, Individual and Consolidated | March 31, 2024
9.	Recoverable taxes
	Parent company		Consolidated
	03.31.24	12.31.23	03.31.24	12.31.23
Recoverable ICMS and VAT	1,815,693	1,895,852	2,157,221	2,089,543
Recoverable PIS and COFINS	2,382,526	2,451,146	2,393,182	2,461,807
Recoverable IPI	1,118,657	1,092,729	1,120,399	1,094,466
Recoverable INSS	403,901	485,084	403,913	485,096
Recoverable income taxes	294,168	316,992	399,788	437,103
Other recoverable taxes	91,748	89,193	92,698	90,136
(-) Impairment	(143,082)	(139,590)	(143,388)	(139,863)
	5,963,611	6,191,406	6,423,813	6,518,288

Current	1,285,826	1,210,028	1,727,753	1,517,548
Non-current	4,677,785	4,981,378	4,696,061	5,000,740
9.1.	ICMS – tax on movement of goods and services and VAT – value added taxes

As result of the activity, the Company generates recoverable ICMS balances that are offset against ICMS payables arising from sales in the domestic market or that are transferred to third parties.

The Company has recoverable ICMS balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul, Minas Gerais and Amazonas, which will be realized in the short and long term, based on the recoverability study reviewed and approved by the Management.

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services, with expectations of achievement in the short and long term.

9.2.	PIS and COFINS – social integration plan and contribution for social security

The accumulated recoverable PIS and COFINS balances arise from taxes on raw material purchases subsequently used in the production of exported products or products for which sale is not taxed, as well as recoverable taxes on commercial and labor expenses. The realization of these balances usually occurs through the offsetting with taxes payable on sales of taxed products in the domestic market, with other federal taxes and social security contributions payable, or even, if applicable, through refund or reimbursement requests.

As of March 31, 2024, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$1,919,804 (R$2,013,799 as of March 31, 2023). The monetary update of balances is recognized against Net financial income (expenses).

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Interim Financial Information, Individual and Consolidated | March 31, 2024
9.3.	IPI – industrialized product tax

The Company recognized tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets in the Parent Company and Consolidated on March 31, 2024 is R$1,144,659 (R$1,110,006 for the year ended December 31, 2023), of which R$1,112,108 (R$1,087,749 for the year ended December 31, 2023) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Non-Current Assets, in the amount of R$32,551 (R$22,257 for the year ended December 31, 2023). The monetary update of balances is recognized against Net financial income (expenses).

9.4.	Income taxes

The accumulated recoverable income taxes arise, mostly, from withholding taxes on securities, interest and prepayments of income tax and social contribution in Brazil. The realization occurs through the offset with federal taxes and contributions payable.

9.5.	Realization of Brazilian federal tax credits

The Company used PIS, COFINS, IPI, and other recoverable taxes to offset federal taxes payable such as INSS, Income Taxes and other in the amount of R$379,328 in the Parent Company and Consolidated for the three-month period ended on March 31, 2024 (R$374,623 in the Parent Company and Consolidated in the same period of the previous year), preserving its liquidity and optimizing its capital structure.

58

Interim Financial Information, Individual and Consolidated | March 31, 2024
10.	Deferred income taxes
10.1.	Breakdown
	Parent company		Consolidated
	03.31.24	12.31.23	03.31.24	12.31.23
Assets
Tax losses carryforward	2,496,088	2,496,088	2,536,597	2,532,720
Negative calculation basis (social contribution)	898,592	898,592	913,175	911,779

Temporary differences - Assets
Provisions for tax, civil and labor risks	358,503	363,186	360,383	365,381
Expected credit losses	180,912	172,699	185,093	176,776
Impairment on tax credits	51,438	55,253	51,438	55,253
Provision for other obligations	64,398	101,048	82,018	115,216
Write-down to net realizable value of inventories	14,213	14,264	16,144	19,627
Employees' benefits plan	112,399	110,033	162,955	137,947
Lease basis difference	207,214	189,305	207,592	189,753
Other temporary differences	133,423	101,203	153,911	118,846
	4,517,180	4,501,671	4,669,306	4,623,298

Temporary differences - Liabilities
Goodwill amortization basis difference	(323,005)	(323,005)	(335,998)	(336,135)
Depreciation (useful life) basis difference	(827,762)	(848,246)	(842,349)	(863,896)
Business combination (1)	(966,981)	(971,832)	(966,981)	(971,832)
Monetary correction by Hyperinflation	-	-	(138,069)	(95,981)
Unrealized gains on derivatives, net	(106,751)	(127,036)	(106,751)	(127,036)
Unrealized fair value gains, net	(144,250)	(163,417)	(144,839)	(163,744)
Other temporary differences	(16,807)	(13,309)	(14,876)	(11,691)
	(2,385,556)	(2,446,845)	(2,549,863)	(2,570,315)

Total deferred taxes	2,131,624	2,054,826	2,119,443	2,052,983

Total Assets	2,131,624	2,054,826	2,190,159	2,113,108
Total Liabilities	-	-	(70,716)	(60,125)
	2,131,624	2,054,826	2,119,443	2,052,983
(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

On March 31, 2024 the Parent Company has tax losses of Income Tax (IRPJ) and negative bases Contributions on the Net Profit (CSLL) in Brazil, which at current tax rates represent R$6,783,802 on March 31, 2024 (R$6,632,460 on December 31, 2023). In Consolidated, tax losses at local income tax rates represent the amount of R$6,936,330 (R$6,782,499 on December 31, 2023). Within this amount, R$3,394,680 in the Parent Company and R$3,449,772 in the Consolidated (R$3,394,679 in the Parent Company and R$3,444,499 in the Consolidated on December 31, 2023) are recognized as an asset, according to the recoverability expectation, over a ten-year horizon. The recoverability study uses financial projections made by Management for operational and financial results, which are in line with the recoverability test for cash-generating units.

The roll-forward of deferred income taxes, net, is set forth below:

59

Interim Financial Information, Individual and Consolidated | March 31, 2024
	Parent company	Consolidated
	03.31.24	03.31.24
Beginning balance	2,054,826	2,052,983
Deferred income taxes recognized in income	10,623	6,934
Deferred income taxes recognized in other comprehensive income	66,175	66,174
Other	-	(6,648)
Ending balance	2,131,624	2,119,443

10.2.	Effective income tax rate reconciliation
	Parent company		Consolidated
	2024	2023	2024	2023
	Jan - mar	Jan - mar	Jan - mar	Jan - mar

Income (loss) before taxes	494,167	(1,054,737)	714,668	(1,039,432)
Nominal tax rate	34%	34%	34%	34%
Benefit at nominal rate	(168,017)	358,611	(242,987)	353,407
Adjustments to income taxes
Income from associates and joint ventures	305,539	(348,086)	(818)	(6)
Tax rate, GAAP and permanent differences on the results of a subsidiary	-	-	219,171	(302,257)
Effect of exchange rate variation on assets and liabilities of subsidiaries	-	-	30,588	(45,274)
Deferred tax assets not recognized (1)	(151,343)	(4,644)	(151,321)	(4,974)
Interest on taxes	20,033	20,780	20,073	20,811
Other permanent differences	4,614	(5,943)	4,370	(5,902)
	10,826	20,718	(120,924)	15,805

Effective rate	-2.2%	2.0%	16.9%	1.5%

Current tax	203	-	(127,858)	(4,386)
Deferred tax	10,623	20,718	6,934	20,191
(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward in the Parent Company and in the Consolidated, due to limited capacity of realization.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

60

Interim Financial Information, Individual and Consolidated | March 31, 2024

11.      Judicial deposits

The rollforward of the judicial deposits is set forth below:

	Parent company
				03.31.24
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	189,455	154,424	61,571	405,450
Additions	13	19,519	56	19,588
Release in favor of the Company	(251)	(5,536)	(148)	(5,935)
Release in favor of the counterparty	-	(18,807)	(527)	(19,334)
Interest	3,202	2,146	617	5,965
Ending balance	192,419	151,746	61,569	405,734
	Consolidated
				03.31.24
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	192,661	156,241	66,816	415,718
Additions	34	20,025	56	20,115
Release in favor of the Company	(251)	(5,536)	(148)	(5,935)
Release in favor of the counterparty	-	(18,915)	(527)	(19,442)
Interest	3,286	2,151	755	6,192
Exchange rate variation	-	(1)	-	(1)
Ending balance	195,730	153,965	66,952	416,647
12.	Investments
12.1.	Composition and rollforward the investments
	Parent company		Consolidated
	03.31.24	12.31.23	03.31.24	12.31.23
Investments	14,654,367	13,683,142	94,727	97,134
Investment in subsidiaries	14,559,640	13,586,008	-	-
Investment in affiliates	94,727	97,134	94,727	97,134
Other investments	583	583	522	761
	14,654,950	13,683,725	95,249	97,895
61

Interim Financial Information, Individual and Consolidated | March 31, 2024

The rollforward of the direct investments in subsidiaries and affiliates of the Parent Company is set forth below:

		Income (loss) for the year	Capital transaction			Goodwill and allocations	Other
	Beginning balance (12.31.23)	Income (loss)	Capital increase (reduction)	Termination of equity interest participation	Merger of companies (1)	Exchange rate variation on goodwill	Other comprehensive income	Constitution (reversal) of provision for loss	Ending balance (03.31.24)
Direct subsidiaries
BRF Energia S.A.	338	(46)	10,000	-		-	-	-	10,292
BRF GmbH	12,220,014	920,382	-	-		-	41,852	-	13,182,248
BRF Investimentos	-	-	-	-	5,841	-	-	-	5,841
BRF Pet S.A.	1,257,834	(1,860)	-	-		-	1,535	-	1,257,509
Sadia Alimentos S.A.	3,367	(4,757)	-	-		-	4,499	-	3,109
Sadia Uruguay S.A.	91,823	390	-	-		-	6,722	-	98,935
VIP S.A. Empr. e Particip. Imob	1,379	27	-	(1,406)		-	-	-	-

Indirect subsidiaries									-
Hercosul International S.R.L.	1,112	43	-	-		6	5	-	1,166
PSA Labor. Veter. Ltda	9,638	164	-	(9,802)		-	-	-	-
Proud Food Lda	501	23	-	-		-	14	-	538
Sadia Chile S.A.	2	(13,317)	-	-		-	3,012	10,305	2

Affiliated									-
Potengi Holdings S.A. (1)	89,051	(2,407)	-	-		-	-	-	86,644
PR-SAD Adm. Bem próprio S.A.	8,083	-	-	-		-	-	-	8,083

	13,683,142	898,642	10,000	(11,208)		6	57,639	10,305	14,654,367
(1)	On March 28, 2024, the subsidiaries VIP S.A. Empreendimentos e Participações Imobiliária and PSA Laboratório Veterinário Ltda. were merged by BRF S.A., therefore, BRF S.A. became the direct holder of BRF Investimentos shares.

On March 31, 2024, these subsidiaries and affiliates do not have any restriction to amortize their loans or advances to the Company.

62

Interim Financial Information, Individual and Consolidated | March 31, 2024
13.	Property, plant and equipment

The rollforward of property, which include right-of-use assets balances (note 17.1), plant and equipment is set forth below:

	Parent company
	Average rate (1)	12.31.23	Additions	Disposals	Transfers (2)	03.31.24
Cost
Land		550,339	758	(7,493)	-	543,604
Buildings, facilities and improvements		12,262,442	282,388	(65,765)	44,351	12,523,416
Machinery and equipment		9,510,187	5,679	(36,750)	100,914	9,580,030
Furniture and fixtures		135,466	96	(664)	1,371	136,269
Vehicles		195,224	24,510	(1,517)	-	218,217
Construction in progress		456,099	118,085	(281)	(154,657)	419,246
Advances to suppliers		-	30	-	(30)	-
		23,109,757	431,546	(112,470)	(8,051)	23,420,782

Depreciation
Land (3)	5.00%	(19,478)	(1,156)	2,607	-	(18,027)
Buildings, facilities and improvements	2.62%	(4,850,062)	(192,665)	53,116	3,366	(4,986,245)
Machinery and equipment	5.45%	(4,962,048)	(115,397)	28,890	547	(5,048,008)
Furniture and fixtures	5.19%	(65,344)	(1,832)	571	(14)	(66,619)
Vehicles	13.84%	(84,895)	(21,354)	1,288	-	(104,961)
		(9,981,827)	(332,404)	86,472	3,899	(10,223,860)
		13,127,930	99,142	(25,998)	(4,152)	13,196,922
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$683 to intangible assets and R$3,469 to assets held for sale.
(3)	Land depreciation refers to right-of-use assets (note 17.1). The amount of R$559 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion.

63

Interim Financial Information, Individual and Consolidated | March 31, 2024
	Consolidated
	Average rate (1)	12.31.23	Additions	Disposals	Monetary correction by Hyperinflation	Transfers (2)	Exchange rate variation	03.31.24
Cost
Land		730,103	758	(7,625)	15,799	-	(1,149)	737,886
Buildings, facilities and improvements		13,283,922	305,708	(150,857)	20,057	48,689	11,077	13,518,596
Machinery and equipment		10,497,307	20,081	(42,500)	56,952	104,301	(11,795)	10,624,346
Furniture and fixtures		224,706	141	(675)	9,330	1,837	(3,041)	232,298
Vehicles		445,298	164,503	(21,311)	7,264	-	6,849	602,603
Construction in progress		483,514	127,193	(281)	(2,133)	(159,847)	(440)	448,006
Advances to suppliers		3,372	1,611	-	(1,064)	(2,854)	(81)	984
		25,668,222	619,995	(223,249)	106,205	(7,874)	1,420	26,164,719

Depreciation
Land (3)	5.00%	(41,953)	(2,488)	2,738	58	-	(737)	(42,382)
Buildings, facilities and improvements	2.79%	(5,281,798)	(214,888)	138,224	(3,313)	3,367	(8,872)	(5,367,280)
Machinery and equipment	5.77%	(5,390,588)	(132,408)	34,592	(15,097)	546	2,781	(5,500,174)
Furniture and fixtures	8.60%	(98,039)	(3,390)	577	(3,012)	(15)	738	(103,141)
Vehicles	14.82%	(246,930)	(51,259)	21,082	(294)	-	(3,712)	(281,113)
		(11,059,308)	(404,433)	197,213	(21,658)	3,898	(9,802)	(11,294,090)
		14,608,914	215,562	(26,036)	84,547	(3,976)	(8,382)	14,870,629
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$507 to intangible assets and R$3,469 to assets held for sale.
(3)	Land depreciation refers to right-of-use assets (note 17.1). The amount of R$559 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion.

64

Interim Financial Information, Individual and Consolidated | March 31, 2024

The amount of capitalized borrowing costs during the three-month period ended March 31, 2024 was of R$9,436 in the Parent Company and R$9,823 in the Consolidated (R$17,021 in the Parent Company and R$20,583 in the Consolidated in the same period of the previous year).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization during the three-months period ended March 31, 2024 was 9.45% p.a. in the Parent Company and 10.41% p.a. in the Consolidated (9.62% p.a. in the Parent Company and 10.18% p.a. in the Consolidated in the in the same period of the previous year).

The intangible assets rollforwardis set forth below:

		Parent company		Consolidated
	Type of collateral	03.31.24	12.31.23	03.31.24	12.31.23
Land	Financial/tax	88,161	87,530	88,161	87,530
Buildings, facilities and improvements	Financial/tax	1,390,559	1,393,528	1,392,878	1,395,846
Machinery and equipment	Financial/labor/tax/civil	1,454,099	1,463,205	1,455,123	1,464,229
Furniture and fixtures	Financial/tax	14,966	15,102	14,966	15,102
Vehicles	Financial/tax	102	109	102	109
		2,947,887	2,959,474	2,951,230	2,962,816
14.	Intangible assets

The intangible assets rollforward, is set forth below:

		Parent company
	Average rate (1)	12.31.23	Additions	Disposals	Transfers	03.31.24
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		14,650	-	-	-	14,650
Outgrowers relationship		517	-	-	-	517
Patents		1,810	-	-	-	1,810
Software		698,096	-	(182)	41,579	739,493
Intangible in progress		35,232	40,572	-	(40,896)	34,908
		3,686,845	40,572	(182)	683	3,727,918

Amortization
Non-compete agreement	46.01%	(8,797)	(1,500)	-	-	(10,297)
Outgrowers relationship	16.45%	(419)	(18)	-	-	(437)
Patents	5.70%	(1,673)	(6)	-	-	(1,679)
Software	39.84%	(474,417)	(43,454)	182	-	(517,689)
		(485,306)	(44,978)	182	-	(530,102)
		3,201,539	(4,406)	-	683	3,197,816
(1)	Weighted average annual remaining rate.

65

Interim Financial Information, Individual and Consolidated | March 31, 2024
		Consolidated
	Average rate (1)	12.31.23	Additions	Disposals	Transfers	Monetary correction by Hyperinflation	Exchange rate variation	03.31.24
Cost
Goodwill		3,390,938	-	-	-	29,556	18,936	3,439,430
Trademarks		1,873,253	-	-	-	34,950	(13,481)	1,894,722
Non-compete agreement		54,892	-	-	-	-	1,214	56,106
Outgrowers relationship		517	-	-	-	-	-	517
Patents		4,129	-	-	-	330	(127)	4,332
Customer relationship		1,217,742	-	-	-	65,566	(868)	1,282,440
Software		787,048	42	(182)	42,161	6,998	(1,702)	834,365
Intangible in progress		35,479	40,854	-	(41,654)	240	(9)	34,910
		7,363,998	40,896	(182)	507	137,640	3,963	7,546,822

Amortization
Non-compete agreement	46.01%	(47,841)	(1,611)	-	-	-	(1,215)	(50,667)
Outgrowers relationship	16.45%	(419)	(18)	-	-	-	-	(437)
Patents	8.56%	(3,195)	(80)	-	-	(162)	84	(3,353)
Customer relationship	6.67%	(635,655)	(26,201)	-	-	(38,292)	(1,615)	(701,763)
Software	41.27%	(536,450)	(47,683)	161	-	(4,302)	772	(587,502)
		(1,223,560)	(75,593)	161	-	(42,756)	(1,974)	(1,343,722)
		6,140,438	(34,697)	(21)	507	94,884	1,989	6,203,100
(1)	Weighted average annual remaining rate.

66

Interim Financial Information, Individual and Consolidated | March 31, 2024

15.Loans and borrowings
	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.23	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	03.31.24
Local currency
Working capital	Fixed / CDI	10.59% (12.29% on 12.31.23)	0.63	773,840		(251,407)	(36,985)	20,023	-	505,471
Export credit facility	CDI	12.25% (13.26% on 12.31.23)	3.43	1,583,596	-	-	(24,098)	47,619	-	1,607,117
Debentures	CDI / IPCA	10.61% (10.94% on 12.31.23)	5.50	6,634,434	-	-	(157,306)	95,661	-	6,572,789

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.23)	-	6,604	19,647		(97)	89	-	26,243

				8,998,474	19,647	(251,407)	(218,486)	163,392	-	8,711,620

Foreign currency
Bonds	Fixed / FX USD	5.34% (5.34% on 12.31.23)	16.80	6,105,757	-	-	(197,802)	102,722	199,371	6,210,048
Export credit facility	Fixed / SOFR /FX USD	5.53% (5.49% on 12.31.23)	2.96	2,436,651	-	-	(34,099)	36,241	78,205	2,516,998
Advances for foreign exchange rate contracts	Fixed / FX USD	0% (7.10% on 12.31.23)	-	158,420	-	(152,900)	(10,972)	(2,466)	7,918	-
				8,700,828	-	(152,900)	(242,873)	136,497	285,494	8,727,046
				17,699,302	19,647	(404,307)	(461,359)	299,889	285,494	17,438,666

Current				2,237,214						2,114,310
Non-current				15,462,088						15,324,356
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged object to fair value hedge protection.
67

Interim Financial Information, Individual and Consolidated | March 31, 2024
	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.23	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	03.31.24
Local currency
Working capital	Fixed / CDI	10.58% (12.28% on 12.31.23)	0.63	777,528	-	(252,421)	(36,985)	20,021	-	508,143
Export credit facility	CDI	12.25% (13.26% on 12.31.23)	3.43	1,583,597	-	-	(24,098)	47,619	-	1,607,118
Debentures	CDI / IPCA	10.61% (10.94% on 12.31.23)	5.50	6,634,434	-	-	(157,306)	95,661	-	6,572,789

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.23)	-	6,604	19,647	-	(97)	89	-	26,243
				9,002,163	19,647	(252,421)	(218,486)	163,390	-	8,714,293

Foreign currency
Bonds	Fixed / FX USD	5.15% (5.15% on 12.31.23)	14.04	7,559,562	-	-	(230,270)	120,232	246,234	7,695,758
Export credit facility	Fixed /SOFR / FX USD	5.53% (5.49% on 12.31.23)	2.96	2,436,651	-	-	(34,099)	36,241	78,206	2,516,999
Advances for foreign exchange rate contracts	Fixed / FX USD	0% (7.10% on 12.31.23)	-	158,420	-	(152,900)	(10,972)	(2,466)	7,918	-
Working capital	Fixed / EIBOR3M + 1,8% FX TRY, AED and USD	12.60% (13.13% on 12.31.23)	1.72	938,752	45,220	(86,118)	(33,937)	33,186	12,600	909,703

				11,093,385	45,220	(239,018)	(309,278)	187,193	344,958	11,122,460
				20,095,548	64,867	(491,439)	(527,764)	350,583	344,958	19,836,753

Current				2,451,838						2,260,733
Non-current				17,643,710						17,576,020
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged object to fair value hedge protection.

The maturity schedule of the loans and borrowings is presented on note 23.1.

68

Interim Financial Information, Individual and Consolidated | March 31, 2024

On March 31, 2024 and on December 31, 2023 the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

15.1.	Revolving credit facility

With the purpose of maintaining a prudential and sustainable short term liquidity position, in line with the adoption of measures to extend its average debt maturity and reduce the cost of debt, the Company renewed on October 26, 2022 from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of two years. The referenced credit facility can be withdrawn totally or partially, at the Company’s will, whenever necessary. As of March 31, 2024, the credit facility was available, but unused.

15.2.	Guarantees
	Parent company		Consolidated
	03.31.24	12.31.23	03.31.24	12.31.23
Total loans and borrowings	17,438,666	17,699,302	19,836,753	20,095,548
Mortgage guarantees
Related to tax incentives	26,243	6,604	26,243	6,604

On March 31, 2024, the amount of bank guarantees contracted by the Company was of R$209,508 (R$207,006 as of December 31, 2023) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.63% p.a. (1.64% p.a. as of December 31, 2023).

16.	Trade accounts payable
	Parent company		Consolidated
	03.31.24	12.31.23	03.31.24	12.31.23
Trade accounts payable
Domestic market
Third parties	9,795,882	10,367,364	10,002,564	10,575,915
Related parties	333,781	229,650	51,616	21,482

Foreign market
Third parties	842,539	1,048,472	2,050,373	2,157,491
Related parties	2,550,989	2,527,384	189	3,663
	13,523,191	14,172,870	12,104,742	12,758,551

(-) Adjustment to present value	(140,642)	(160,460)	(147,671)	(166,123)
	13,382,549	14,012,410	11,957,071	12,592,428

Current	13,381,858	14,011,988	11,956,380	12,592,006
Non-current	691	422	691	422

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables and, therefore, transfer the right to receive invoices with financial institutions (“Supply Chain Finance” or “Program”). The suppliers may choose whether to participate and if so, with which financial institution, with no participation by BRF.

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Interim Financial Information, Individual and Consolidated | March 31, 2024

The Program can generate benefits in the commercial relations of BRF and its suppliers, such as preference and priority of supply in case of restricted supply, better commercial conditions, among others, without modification to the commercial essence of the transaction.

Invoices included in the Program are paid according to the same price and term conditions negotiated with its suppliers, without incurring any charge to the Company, so that there are no changes in commercial conditions after negotiation and invoicing of goods or services.

Invoices included in the Supply Chain Finance are R$3,951,700 in the Parent Company and R$4,150,606 in the Consolidated on March 31, 2024 (R$4,760,488 in the Parent Company and R$4,941,716 in the Consolidated on December 31, 2023).

The Company measures and discriminates the adjustment to present value for all its commercial operations carried out in installments, specifying financial and operational items.

17.	Leases

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

17.1.	Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (note 13).

	Parent company
	Average rate (1)	12.31.23	Additions	Disposals	03.31.24
Cost
Land		43,554	126	(2,976)	40,704
Buildings, facilities and improvements		4,006,200	282,388	(40,103)	4,248,485
Machinery and equipment		253,408	3,663	(6,216)	250,855
Vehicles		188,004	24,509	(1,514)	210,999
		4,491,166	310,686	(50,809)	4,751,043

Depreciation
Land	3.45%	(18,978)	(1,135)	2,607	(17,506)
Buildings, facilities and improvements	13.26%	(1,478,573)	(142,433)	30,071	(1,590,935)
Machinery and equipment	19.46%	(52,475)	(12,531)	1,848	(63,158)
Vehicles	15.02%	(78,558)	(21,272)	1,287	(98,543)
		(1,628,584)	(177,371)	35,813	(1,770,142)
		2,862,582	133,315	(14,996)	2,980,901
(1)	Weighted average annual rate.

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Interim Financial Information, Individual and Consolidated | March 31, 2024
	Consolidated
	Average rate (1)	12.31.23	Additions	Disposals	Monetary correction by Hyperinflation	Exchange rate variation	03.31.24
Cost
Land		130,072	126	(3,107)	6,493	2,425	136,009
Buildings, facilities and improvements		4,345,335	305,160	(125,194)	(4,646)	7,686	4,528,341
Machinery and equipment		298,548	16,939	(11,603)	(898)	(45)	302,941
Vehicles		422,558	164,503	(21,299)	7,099	6,883	579,744
		5,196,513	486,728	(161,203)	8,048	16,949	5,547,035

Depreciation
Land	7.18%	(41,450)	(2,431)	2,738	21	(737)	(41,859)
Buildings, facilities and improvements	13.83%	(1,736,196)	(158,427)	115,099	(74)	(6,340)	(1,785,938)
Machinery and equipment	19.48%	(81,950)	(14,831)	7,234	(3,339)	77	(92,809)
Vehicles	33.14%	(226,910)	(50,194)	21,070	(513)	(3,736)	(260,283)
		(2,086,506)	(225,883)	146,141	(3,905)	(10,736)	(2,180,889)
		3,110,007	260,845	(15,062)	4,143	6,213	3,366,146
(1)	Weighted average annual rate.
17.2.	Lease liabilities
		Parent company
	Weighted average interest rate (p.a.)	WAM (1)	12.31.23	Additions	Payments	Interest paid	Interest accrued	Disposals	03.31.24
Land	-	-	30,249	126	(471)	(955)	955	(461)	29,443
Buildings, facilities and improvements (2)	-	-	3,093,021	282,388	(123,598)	(35,503)	75,086	(19,060)	3,272,334
Machinery and equipment	-	-	214,509	3,663	(10,038)	(7,545)	7,545	(4,542)	203,592
Vehicles	-	-	122,354	24,509	(20,189)	(3,572)	3,572	(298)	126,376

	10.0%	6.5	3,460,133	310,686	(154,296)	(47,575)	87,158	(24,361)	3,631,745

Current			835,154						881,319
Non-current			2,624,979						2,750,426
(1)	Weighted average maturity in years.
(2)	Includes the amount of R$2,142,311 in the Parent Company and in the Consolidated (R$1,984,044 in the Parent Company and in the Consolidated on December 31, 2023) referring to the right of use identified on integrated producers contracts.
		Consolidated
	Weighted average interest rate (p.a.)	WAM (1)	12.31.23	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	03.31.24
Land	-	-	106,695	126	(1,056)	(2,308)	2,308	(462)	2,392	107,695
Buildings, facilities and improvements (2)	-	-	3,174,862	305,160	(138,601)	(36,977)	76,561	(19,126)	2,011	3,363,890
Machinery and equipment	-	-	225,272	16,939	(11,102)	(8,013)	8,013	(4,543)	(22)	226,544
Vehicles	-	-	215,018	164,503	(47,375)	(6,538)	6,538	(298)	3,124	334,972
	9.6%	6.3	3,721,847	486,728	(198,134)	(53,836)	93,420	(24,429)	7,505	4,033,101

Current			944,326							1,043,159
Non-current			2,777,521							2,989,942
(1)	Weighted average maturity in years.

(2)      Includes the amount of R$2,142,311 in the Parent Company and in the Consolidated (R$1,984,044 in the Parent Company and in the Consolidated on December 31, 2023) referring to the right of use identified on integrated producers contracts.

17.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

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Interim Financial Information, Individual and Consolidated | March 31, 2024
	Parent company	Consolidated
	03.31.24	03.31.24
Current	881,319	1,043,159
Non-current	2,750,426	2,989,942
2024	487,161	565,690
2025	548,769	624,256
2026	473,318	493,539
2027	316,011	330,465
2028 onwards	925,167	975,992
	3,631,745	4,033,101
17.4.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items not capitalized, including: low-value assets, short-term leases and leases with variable payments.

	Parent Company	Consolidated
	2024	2024
	Jan - mar	Jan - mar
Variable payments not included in the lease liabilities	990	9,345
Expenses related to short-term leases	6,352	19,046
Expenses related to low-value assets	3,092	3,201
	10,435	31,592

18.      Share-based payment

The rules for the restricted shares plans granted to executives were disclosed in the financial statements for the year ended December 31, 2023 (note 18).

The breakdown of the outstanding shares granted is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

07/01/21	07/01/24	2,883,737	362,633	28.58
07/01/22	07/01/25	4,703,472	2,007,228	14.11
06/01/23	06/01/26	4,758,877	4,715,483	7.38
07/01/23	07/071/26	2,108,504	1,986,276	8.98
		14,454,590	9,071,620
(1)	Amounts expressed in Brazilian Reais.

The rollforward of the granted options and shares for the year ended on March 31, 2024, is presented as follows:

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Interim Financial Information, Individual and Consolidated | March 31, 2024
Consolidated

Outstanding stocks as of December 31, 2023	9,234,128
Forfeiture (1) :
Restricted stocks – grant of July, 2023	(96,583)
Restricted stocks – grant of June, 2023	(11,477)
Restricted stocks – grant of July, 2022	(48,794)
Restricted stocks – grant of July, 2021	(5,654)
Outstanding stocks as of March 31, 2024	9,071,620
(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$208,987 (R$203,374 as of December 31, 2023) and in the amount of R$41,049 under non-current liabilities (R$19,821 of December 31, 2023). In the statement of income for the three-month period ended on March 31, 2024 the amount recognized as expense was R$28,289 in the Parent Company and R$28,345 in the Consolidated (R$1,661 in the Parent Company and in the Consolidated in the same period of the previous year).

19.	Employees benefits

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended on December 31, 2023 (note 19) and have not been changed during the following periods. The actuarial liabilities are presented below:

	Parent company		Consolidated
	Liabilities		Liabilities
	03.31.24	12.31.23	03.31.24	12.31.23
Medical assistance	67,072	65,522	67,812	66,245
F.G.T.S. Penalty (1)	71,952	70,535	71,952	70,535
Award for length of service	128,714	125,991	128,714	125,991
Other	62,848	61,577	280,782	278,050
	330,586	323,625	549,260	540,821

Current	58,894	58,894	84,906	86,423
Non-current	271,692	264,731	464,354	454,398
(1)	FGTS – Government Severance Indemnity Fund for Employees.
20.	Provision for tax, civil and labor risks

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include tax, social security, labor, civil, environmental, administrative and other processes.

Company’s Management believes that, based on the elements existing at the base date of these interim financial information, the provision for tax, labor, civil, environmental, administrative and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

The rollforward of the provisions for tax, labor, civil, environmental, administrative and other risks, classified as with probable loss, and contingent liabilities is presented below:

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Interim Financial Information, Individual and Consolidated | March 31, 2024
	Parent company
					03.31.24
	Tax	Labor	Civil and other	Contingent liabilities (1)	Total
Beginning balance	321,124	430,420	349,255	58,941	1,159,740
Additions	41,871	80,003	4,951	-	126,825
Reversals	(52,990)	(28,329)	(4,718)	(147)	(86,184)
Payments	(38,107)	(50,391)	(7,738)	-	(96,236)
Interest	10,022	21,379	2,243	-	33,644
Ending balance	281,920	453,082	343,993	58,794	1,137,789

Current					706,369
Non-current					431,420

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.

	Consolidated
					03.31.24
	Tax	Labor	Civil and other	Contingent liabilities (1)	Total
Beginning balance	321,995	435,929	352,414	92,832	1,203,170
Additions	41,871	80,534	4,971	-	127,376
Reversals	(52,990)	(29,658)	(4,718)	(147)	(87,513)
Payments	(38,107)	(50,391)	(7,738)	-	(96,236)
Interest	10,045	21,428	2,329	-	33,802
Exchange rate variation	-	(153)	(14)	-	(167)
Ending balance	282,814	457,689	347,244	92,685	1,180,432

Current					709,492
Non-current					470,940

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul and Mogiana.

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On March 31, 2024, the total amount of contingencies classified as possible was R$19,125,738 (R$18,627,512 on December 31, 2023) and have the same characteristics of those disclosed on December 31, 2023 financial statements and on March 31, 2024. Of these, R$16,584,107 (R$16,082,532 as of December 31, 2023) are of a tax nature, R$320,466 and (R$304,133 as of December 31, 2023) labor nature and R$2,221,165 (R$2,240,847 as of December 31, 2023) civil and other nature, and, of which solely the ones arising from the business combination with Sadia, Hercosul and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$92,685 (R$92,832 as of December 31, 2023).

21.	Equity
21.1.	Capital Stock

On March 31, 2024, the subscribed and paid capital of the Company was R$13,653,418, which is composed of 1,682,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$304,262.

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Interim Financial Information, Individual and Consolidated | March 31, 2024
21.1.1.	Rollforward of outstanding shares

Outstanding shares are determined by the number of common shares reduced by the number of shares held in treasury.

		Parent company
Quantity of outstanding of shares
	03.31.24	12.31.23
Beginning balance	1,678,656,067	1,078,116,849
Repurchase of shares	(10,219,600)	-
Issue of shares on 07.13.23	-	600,000,000
Delivery of restricted shares	-	539,218
Ending balance	1,668,436,467	1,678,656,067
21.2.	Capital reserves and other equity transactions

The capital reserves contemplate the balances related with results on the sale, issue and exchange of stocks, in compatibility with the Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law.

Parent company and Consolidated
	03.31.24	12.31.23
Capital reserves	2,763,364	2,763,364
Other equity transactions	(64,493)	(70,106)
Share-based payments	208,987	203,374
Acquisition of non-controlling interest	(273,260)	(273,260)
Capital transactions with controlled entities	(220)	(220)
21.3.	Treasury shares

On December 7, 2023 the Company's Board of Directors approved the creation of a new program for the acquisition of shares issued by the Company up to the limit of 14,000,000 common shares, within a maximum period of 18 months (“Program”). There were no share buybacks in 2023 under this program.

During the first quarter of 2024, the Company acquired 10,219,600 shares, recorded at the average cost, in units of Reais, of R$13.22, totaling R$135,095.

The Program was completed on April 02, 2024, an event after the reporting period to the closure of the interim financial information for the period ended on March 31, 2024, with the additional repurchase of 3,780,400 shares, totaling the acquisition of the 14,000,000 envisaged in the Program. The repurchased shares were recorded at an average cost, in units of Reais, of R$14.01 per share, totaling R$196,137.

After the end of the Program, the Company now holds 17,817,179 treasury shares, recorded at the average cost, in units of Reais, of R$16.40 per share.

		Parent company
Quantity of outstanding of shares
	03.31.24	12.31.23
Shares at the beggining of the period	3,817,179	4,356,397
Repurchase of shares	10,219,600	-
Delivery of restricted shares	-	(539,218)
Shares at the end of the period (1)	14,036,779	3,817,179

1.	Treasury shares are registered at an average cost, in units of Reais, of R$16.47 per share and market value corresponding to R$229,080.

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Interim Financial Information, Individual and Consolidated | March 31, 2024
22.	Earnings (loss) per share

	2024	2023
	Jan - mar	Jan - mar
Basic numerator
Net income (loss) for the period attributable to controlling shareholders	504,993	(1,034,019)
Basic denominator
Common shares	1,682,473,246	1,082,473,246
Weighted average number of outstanding shares - basic	1,670,951,834	1,078,116,849
Net income (loss) per share basic - R$	0.30	(0.96)

Diluted numerator
Net earnings (loss) for the period attributable to controlling shareholders	504,993	(1,034,019)

Diluted denominator
Weighted average number of outstanding shares - basic	1,670,951,834	1,078,116,849
Number of potential shares	1,524,354	-
Weighted average number of outstanding shares - diluted	1,672,476,188	1,078,116,849
Net income (loss) per share diluted - R$	0.30	(0.96)
23.	Financial instruments and risk management
23.1.	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy. The Risk Policy was approved by the Board of Directors on December 7, 2023, valid until the end of 2024 and is available at the Company’s website.

The Company’s risk management strategy, guided by the Risk Policy, has as main objectives:

»   To protect the Company’s operating and financial results, as well as its equity from adverse changes in the market prices, particularly commodities, foreign exchange and interests;

»   To protect the Company against counterparty risks in existing financial operations as well as to establish guidelines for sustaining the necessary liquidity to fulfil its financial commitments;

»   To protect the cash of Company against price volatilities, adverse conditions in the markets in which the Company acts and adverse conditions in its production chain.

The Risk Policy defines the governance of the bodies responsible for the execution, tracking and approval of the risk management strategies, as well as the limits and instruments that can be used.

Additionally, the Management of the Company approved the following policies on November 10, 2021, which are available at the Company’s website:

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Interim Financial Information, Individual and Consolidated | March 31, 2024

»   Financial Policy, which aims to: (i) establish guidelines for the management of the Company's financial debt and capital structure; and (ii) guide the Company's decision-making in connection with cash management (financial investments).

»   Profit Allocation Policy, which aims to establish the practices adopted by the Company regarding the allocation of its profits, providing, among others, the periodicity of payment of dividends and the baseline used to establish the respective amount.

i) Indebtedness

The ideal capital structure definition at BRF is essentially associated with (i) strong cash position as a tolerance factor for liquidity shocks, which includes minimum cash analysis; (ii) net indebtedness; and (iii) minimization of the capital opportunity cost.

On March 31, 2024, the non-current consolidated gross debt, as presented below, represented 88.26% (87.65% as of December 31, 2023) of the total gross debt, which has an average term higher than eight years.

The Company monitors the gross debt and net debt as set forth below:

	Consolidated
	03.31.24			12.31.23
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(1,413,628)	(9,708,832)	(11,122,460)	(11,093,385)
Local currency loans and borrowings	(847,105)	(7,867,188)	(8,714,293)	(9,002,163)
Derivative financial instruments, net	(17,466)	440,557	423,091	502,293
Gross debt	(2,278,199)	(17,135,463)	(19,413,662)	(19,593,255)

Cash and cash equivalents	9,567,208	-	9,567,208	9,264,664
Marketable securities	469,515	272,244	741,759	767,873
Restricted cash	14,177	74,262	88,439	86,209
	10,050,900	346,506	10,397,406	10,118,746
Net debt	7,772,701	(16,788,957)	(9,016,256)	(9,474,509)

ii) Derivative financial instruments

Summarized financial position of derivative financial instruments, that aim to protect the risks described below:

77

Interim Financial Information, Individual and Consolidated | March 31, 2024
		Parent company		Consolidated
	Note	03.31.24	12.31.23	03.31.24	12.31.23
Assets
Designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	194	-	194	-
Foreign exchange risk on operating income	23.2.1 ii)	28,061	103,558	28,061	103,558
Commodities price risk	23.2.2	3,244	5,510	3,244	5,510
Interest rate risk	23.2.3	495,492	529,830	495,492	529,830
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	319	154	319	154
		527,310	639,052	527,310	639,052

Current assets		31,818	109,222	31,818	109,222
Non-current assets		495,492	529,830	495,492	529,830

Liabilities
Designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	(77,299)	(52,149)	(77,299)	(52,149)
Foreign exchange risk on operating income	23.2.1 ii)	(15,237)	(7,600)	(15,237)	(7,600)
Commodities price risk	23.2.2	(10,698)	(14,363)	(10,698)	(14,363)
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	-	(59,819)	(985)	(62,647)
		(103,234)	(133,931)	(104,219)	(136,759)

Current liabilities		(48,299)	(74,112)	(49,284)	(76,940)
Non-current liabilities		(54,935)	(59,819)	(54,935)	(59,819)

Position of derivative financial instruments - net		424,076	505,121	423,091	502,293

iii) Financial commitments

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent company
	03.31.24
	Book value	Contractual cash flow	Up to 12 months	Apr - Dec 2025	2026	2027	2028	2029 onwards
Non derivative financial liabilities
Loans and borrowings	17,438,666	26,368,423	2,983,259	1,593,228	1,649,603	3,826,660	1,571,174	14,744,499
Principal		17,447,549	1,858,084	998,680	763,680	3,007,654	986,728	9,832,723
Interest		8,920,874	1,125,175	594,548	885,923	819,006	584,446	4,911,776
Trade accounts payable	13,382,549	13,523,191	13,520,747	848	1,596	-	-	-
Lease liabilities	3,631,745	4,601,184	941,689	556,188	669,442	616,952	440,124	1,376,789
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Foreign exchange risk	92,536	92,536	15,237	-	77,299	-	-	-
Commodities price risk	10,698	10,698	10,698	-	-	-	-	-
78

Interim Financial Information, Individual and Consolidated | March 31, 2024
	Consolidated
	03.31.24
	Book value	Contractual cash flow	Up to 12 months	Apr - Dec 2025	2026	2027	2028	2029 onwards
Non derivative financial liabilities
Loans and borrowings	19,836,753	29,062,276	3,273,555	1,654,579	3,987,752	3,830,717	1,571,174	14,744,499
Principal		19,850,669	2,001,548	1,005,101	3,013,704	3,010,865	986,728	9,832,723
Interest		9,211,607	1,272,007	649,478	974,048	819,852	584,446	4,911,776
Trade accounts payable	11,957,071	12,104,742	12,102,298	848	1,596	-	-	-
Lease liabilities	4,033,101	5,077,976	1,114,615	645,844	761,529	643,309	460,255	1,452,424
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Foreign exchange risk	92,536	92,536	15,237	-	77,299	-	-	-
Commodities price risk	10,698	10,698	10,698	-	-	-	-	-
Financial instruments not designated as hedge accounting for protection of:
Foreign exchange risk	985	985	985	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

23.2.	Market risk management
23.2.1.	Foreign exchange risk

The risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues, or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

i) Statement of financial position exposure

The Risk Policy regarding statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	Consolidated
	03.31.24	12.31.23
Cash and cash equivalents	3,233,120	2,970,268
Trade accounts receivable	4,918,438	4,788,635
Trade accounts payable	(1,029,309)	(1,195,133)
Loans and borrowings	(8,760,881)	(8,715,484)
Other assets and liabilities, net	100,092	(30,310)
Exposure of assets and liabilities in foreign currencies	(1,538,540)	(2,182,024)
Derivative financial instruments (hedge)	1,948,518	2,033,346
Exposure in result, net	409,978	(148,678)
79

Interim Financial Information, Individual and Consolidated | March 31, 2024

The net exposure in Reais is mainly composed of the following currencies:

Net Exposure (1)	03.31.24	12.31.23
U.S. Dollars (USD)	(106,076)	(513,164)
Euros (EUR)	(59,330)	(25,050)
Yen (JPY)	(968)	(1,241)
Angolan kwanza (AOA)	200,793	97,368
Turkish Liras (TRY)	115,749	76,439
Argentinian Peso (ARS)	(3,389)	(3,146)
Chilean Pesos (CLP)	263,199	220,116
Total	409,978	(148,678)
(1)	The Company is exposed to other currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The Company holds more financial liabilities in foreign currencies than assets and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy the Company recognized as Financial Expenses in the Consolidate an income of foreign exchange of derivatives of R$73,185 for the three-month period ended on March 31, 2024 (expense of R$108,804 in the same period of the previous year). This derivative result offsets a foreign exchange expense over assets and liabilities in the Consolidate of R$79,211 for the three-month period ended on March 31, 2024 (income of R$143,194 in the same period of the previous year).

The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on March 31, 2024 and are set forth below:

03.31.24
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company
Futures	BRL / USD	USD / BRL	2nd Qtr. 2024	USD	(355.000) / 355.000	4.9962	319
							319

Subsidiaries
Non-deliverable forward	EUR	TRY	2nd Qtr. 2024	EUR	2,500	35.9150	(340)
Non-deliverable forward	USD	TRY	2nd Qtr. 2024	USD	10,000	34.9213	(78)
Non-deliverable forward	USD	AOA	2nd Qtr. 2024	USD	2,000	893.0000	(567)
							(985)

Total Consolidated							(666)

03.31.24
							Fair value (R$)
Derivative instruments designated - Fair value hedge	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
FX and interest rate swap	USD debt	2nd Qtr. 2024	FX + 6.32% p.a.	100% CDI + 1,61% p.a.	130,000	USD	(22,170)	(4,122)
					130,000		(22,170)	(4,122)

(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items.

80

Interim Financial Information, Individual and Consolidated | March 31, 2024

03.31.24
Cash flow hedge - Derivative instruments	Hedged object	Maturity	Asset	Liability	Notional		Instrument	Fair value (2)
Parent company and consolidated
FX and interest rate swap	USD debt	3rd Qtr. 2026	FX + 4.35% p.a.	86.52% CDI	USD	145,000	(38,089)	2,996
FX and interest rate swap	USD debt	3rd Qtr. 2026	FX + 4.35% p.a.	CDI - 0.51%	USD	115,000	(16,846)	2,443

						260,000	(54,935)	5,439
(2)	Correspond to the not realized portion of the hedge which is registered in Other comprehensive income.

ii) Operating income exposure

The Risk Policy regarding operating income exposure has the objective to hedge revenues and costs denominated in foreign currencies. The Company is supported by internal models to measure and monitor these risks, and uses financial instruments for hedging, designating the relations as cash flow hedges.

The Company has more sales in foreign currency than expenditures and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy the Company recognized in the Consolidate Net Revenue an income of R$47,437 for the three-month period ended on March 31, 2024 (R$55,206 in the same period of the previous year).

The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on March 31, 2024 are set forth below:

03.31.24
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value (1)
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2024	USD	65,500	5.1633	8,557
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2024	USD	45,500	5.2487	7,647
Non-deliverable forward	USD Exports	BRL	USD	4rd Qtr. 2024	USD	46,000	5.1134	(21)
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2025	USD	20,500	5.1583	154
Collar	USD Exports	BRL	USD	2nd Qtr. 2024	USD	320,000	5.0234	(2,792)
Collar	USD Exports	BRL	USD	3rd Qtr. 2024	USD	55,000	5.0698	(721)
						552,500		12,824
(1)	Correspond to the not realized portion of the hedge which is registered in Other comprehensive income.

iii) Investments exposure

The Company holds both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects of such exposures, some non-derivative financial liabilities are designated as hedging instruments for the investments exposure.

As a result of this strategy, the Company recognized expense of R$38,880, net of income tax, under Other comprehensive income for the three-month period ended on March 31, 2024 (R$52,942 in the same period of the previous year).

The non-derivative financial instruments designated as net investment hedge instruments on March 31, 2024 are set forth below:

81

Interim Financial Information, Individual and Consolidated | March 31, 2024

03.31.24
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Exchange variation (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2050	USD (2)	44,158	3.7649	(89,249)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3rd Qtr. 2050	USD (2)	88,552	3.7649	(109,915)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2050	USD (2)	53,446	3.7649	(78,464)
Bond - BRF SA BRFSBZ 4.35	BRF Foods GmbH	USD	3rd Qtr. 2050	USD (3)	170,721	5.1629	6,694
Bond - BRF SA BRFSBZ 4.35	Al-Wafi Al-Takamol International for Foods Products	USD	3rd Qtr. 2050	USD (3)	23,426	5.1629	5,011
					380,303		(265,923)
(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
(2)	Designated on August 1st, 2019.
(3)	Designated on November 9, 2022.
23.2.2.	Commodities price risk

The Company uses commodities as production inputs and is exposed to commodities price risk arising from future purchases. The management of such risk is performed through physical inventories, future purchases at fixed price and through derivative financial instruments.

The Risk Policy establishes coverage limits to the flow of purchases of corn, meal and soy, soybeans and soybean oil with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

As a result of this protection strategy the Company recognized in the Consolidate Cost of goods sold an expense of R$120,742 for the three-month period ended on March 31, 2024 (income of R$14,413 in the same period of the previous year).

The Company performs purchases at variable prices in future and spot markets and, to hedge such exposure, it holds derivative financial instruments in long position (buy) to fix these prices in advance.

The financial instruments designated as cash flow hedges for the variable commodities price exposure on March 31, 2024 are set forth below:

03.31.24
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2024	9,997	ton	435.41	(2,279)
Collar - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2023	35,003	ton	175.22	22
Collar - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2024	167,130	ton	1,091.30	(3,040)
Collar - buy	Corn purchase - floating price	Corn - B3	3rd Qtr. 2024	75,600	ton	1,027.68	298
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2024	6,001	ton	1,107.23	(1,257)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2024	4,001	ton	1,094.04	(488)
				297,732			(6,744)
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

In certain cases, the Company performs futures purchases at fixed prices and, to hedge such exposure, it holds derivative financial instruments in short position (sell) to keep these prices at market value. The financial instruments designated as fair value hedges for the fixed commodities price exposure on March 31, 2024 are set forth below:

82

Interim Financial Information, Individual and Consolidated | March 31, 2024
03.31.24
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2024	58,401	ton	1,015.93	(665)
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st. Qtr. 2025	4,995	ton	1,116.67	(72)
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2025	2,889	ton	1,059.34	27
				66,285			(710)
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

The open and liquidated derivative financial instrument represent effects in the statement of financial position of: i) Consolidate Inventory a credit in the amount of R$41,538 on March 31, 2024 (R$95,986 on December 31, 2023); ii) Other comprehensive income a debit in the amount of R$61,455 on March 31, 2024 (credit of R$322 on December 31, 2023).

23.2.3.	Interest rate risk

The interest rate risk may cause economic losses to the Company resulting from volatility in interest rates that affect its assets and liabilities.

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates. However, the Company continually monitors the market interest rates in order to evaluate any need to enter into hedging transactions to protect from the volatility of such rates and manage the mismatch between its financial assets and liabilities.

As a result of this protection strategy the Company recognize in the Consolidated Financial Income and Expenses an income of R$105,375 for the three-month period ended on March 31, 2024 (expense of R$13,509 in the same period of the previous year).

The derivative financial instruments used to hedge the exposure to interest rates as of March 31, 2024 are presented in the table below:

03.31.24
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	CDI + 0.57% p.a.	200,000	BRL	31,273	(7,816)
Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	100% of CDI	200,000	BRL	25,782	(9,179)
Interest rate swap	Debenture - 2nd issue - 1st series - IPCA + 5.30% p.a.	3rd Qtr. 2027	IPCA + 5.30% p.a.	CDI + 2.20% p.a.	400,000	BRL	73,658	21,379
Interest rate swap	Debenture - 2nd issue - 2nd series - IPCA + 5.60% p.a.	3rd Qtr. 2030	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	595,000	BRL	90,346	102,765
Interest rate swap	Debenture - 3rd issue - single series - IPCA + 4.78% p.a.	2nd Qtr. 2031	IPCA + 4.78% p.a.	CDI + 0,12% a.a.	1,000,000	BRL	133,606	(4,295)
Interest rate swap	Debenture - 1st issue - 1ª series - IPCA + 6.83% p.a.	3rd Qtr. 2032	IPCA + 6.83% p.a.	109,32% of CDI	990,000	BRL	140,827	(84,711)
					3,385,000		495,492	18,143
(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.
23.3.	Credit risk management
83

Interim Financial Information, Individual and Consolidated | March 31, 2024

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

23.3.1.	Credit risk in accounts receivable

The credit risk associated with trade accounts receivable is actively managed through specific systems and is supported by internal policies for credit analysis. The significant level of diversification and geographical dispersion of the customer portfolio significantly reduces the risk. However, the Company chooses to complement the risk management by contracting insurance policies for specific markets. The impairment of these financial assets is carried out based on expected credit losses.

23.3.2.	Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

23.4.	Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

23.5.	Sensitivity analysis

Management believes that the most relevant risks that may affect the Company’s results, for which it uses derivative financial instruments to protect, are the volatility of commodities prices, foreign exchange rates and interest rates.

For the probable scenario of commodities, Management uses as a reference the future value of assets on March 31, 2024 and therefore understands that there will be no changes in the results of operations. As for the exchange rate, Management uses the Focus report for the American Dollar as a reference inserting the quotes for the current and subsequent years. The likely scenario for other currencies is determined based on the US Dollar parity.

In the possible and remote scenarios, both positive and negative variations of 15% and 30% respectively were considered in both cases from the probable scenario. Such sensitivity scenarios originate from information and assumptions used by Management in monitoring the previously mentioned risks.

The information used in the preparation of the analysis is based on the position as of March 31, 2024, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

84

Interim Financial Information, Individual and Consolidated | March 31, 2024
	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Balance	- 30%	- 15%		+ 15%	+ 30%
USD	3.4738	4.2181	4.9625	5.7069	6.4513

Monetary assets and liabilities	644,349	329,306	14,263	(300,780)	(615,823)
Derivative instruments - not designated	(612,025)	(312,786)	(13,547)	285,691	584,930
Net effect	32,324	16,520	716	(15,089)	(30,893)

EUR	3.7633	4.5697	5.3761	6.1825	6.9889

Monetary assets and liabilities	22,053	11,174	294	(10,585)	(21,465)
Derivative instruments - not designated	(4,087)	(2,071)	(55)	1,962	3,978
Net effect	17,966	9,103	239	(8,623)	(17,487)

JPY	0.0230	0.0279	0.0328	0.0377	0.0426

Monetary assets and liabilities	295	151	7	(138)	(282)
Net effect	295	151	7	(138)	(282)

TRY	0.1072	0.1302	0.1532	0.1762	0.1992

Monetary assets and liabilities	(55,142)	(28,557)	(1,972)	24,613	51,198
Derivative instruments - not designated	19,526	10,112	698	(8,716)	(18,129)
Net effect	(35,616)	(18,445)	(1,274)	15,897	33,069

AOA	0.0041	0.0050	0.0059	0.0068	0.0076

Monetary assets and liabilities	(64,157)	(32,736)	(1,316)	30,105	61,525
Derivative instruments - not designated	3,041	1,552	62	(1,427)	(2,917)
Net effect	(61,116)	(31,184)	(1,254)	28,678	58,608

ARS	0.0041	0.0049	0.0058	0.0067	0.0076

Monetary assets and liabilities	1,024	518	11	(495)	(1,002)
Net effect	1,024	518	11	(495)	(1,002)

CLP	0.0036	0.0043	0.0051	0.0058	0.0066

Monetary assets and liabilities	(79,485)	(40,117)	(400)	32,557	65,515
Net effect	(79,485)	(40,117)	(400)	32,557	65,515
	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	3.4738	4.2181	4.9625	5.7069	6.4513

Revenue in USD	(841,154)	(429,886)	(18,619)	392,648	803,915
NDF	270,235	138,108	5,982	(126,145)	(258,271)
Collar	539,143	257,893	(57)	(235,432)	(516,682)
Net effect	(31,776)	(33,885)	(12,694)	31,071	28,962
85

Interim Financial Information, Individual and Consolidated | March 31, 2024
	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
Soybean meal - CBOT	263	320	376	432	489

Cost of sales	1,127	564	-	(564)	(1,127)
Collar	(1,127)	(564)	-	375	687
Net effect	-	-	-	(189)	(440)

Soybean oil - CBOT	747	907	1,067	1,227	1,387

Cost of sales	3,200	1,600	-	(1,600)	(3,200)
NDF	(3,200)	(1,600)	-	1,600	3,200
Net effect	-	-	-	-	-

Corn - CBOT	122	148	174	200	226

Cost of sales	1,827	914	-	(914)	(1,827)
Collar	(1,307)	(394)	-	310	1,223
Net effect	520	520	-	(604)	(604)

Corn - B3	712	864	1,017	1,170	1,322

Cost of sales	53,834	26,917	-	(26,917)	(53,834)
Collar	(55,208)	(18,359)	-	10,329	33,909
Future	20,585	10,292	-	(10,292)	(20,585)
Net effect	19,211	18,850	-	(26,880)	(40,510)
86

Interim Financial Information, Individual and Consolidated | March 31, 2024
23.6.	Financial instruments by category
	Parent company
	03.31.24
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	177,761	-	177,761
Cash equivalents	-	4,346,183	4,346,183
Marketable securities	-	441,162	441,162
Restricted cash	31,732	-	31,732
Trade accounts receivable	4,030,143	252,770	4,282,913
Notes receivables	59,551	-	59,551
Derivatives not designated	-	319	319
Derivatives designated as hedge accounting (1)	-	526,991	526,991

Liabilities
Trade accounts payable	(13,382,549)	-	(13,382,549)
Loans and borrowings (2)	(12,616,647)	(4,822,019)	(17,438,666)
Derivatives not designated	-	-	-
Derivatives designated as hedge accounting (1)	-	(103,234)	(103,234)
	(21,700,009)	642,172	(21,057,837)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.
	Consolidated
	03.31.24
	Amortized cost	FVTOCI (3)	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	1,569,704	-	-	1,569,704
Cash equivalents	-	-	7,997,504	7,997,504
Marketable securities	241,516	12,491	487,752	741,759
Restricted cash	88,439	-	-	88,439
Trade accounts receivable	4,037,008	-	252,770	4,289,778
Notes receivables	59,551	-	-	59,551
Derivatives not designated	-	-	319	319
Derivatives designated as hedge accounting (1)	-	-	526,991	526,991

Liabilities
Trade accounts payable	(11,957,071)	-	-	(11,957,071)
Loans and borrowings (2)	(15,014,734)	-	(4,822,019)	(19,836,753)
Derivatives not designated	-	-	(985)	(985)
Derivatives designated as hedge accounting (1)	-	-	(103,234)	(103,234)
	(20,975,587)	12,491	4,339,098	(16,623,998)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.
87

Interim Financial Information, Individual and Consolidated | March 31, 2024
23.7.	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»   Level 1 - Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;

»   Level 2 - Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;

»   Level 3 - Instruments for which significant inputs are non-observable. The Company does not have financial instruments in this category.

The table below presents the overall classification of financial instruments accounted at fair value by measurement hierarchy. For the three-month period ended on March 31, 2024, there were no changes among the 3 levels of hierarchy.

	Parent company
	03.31.24			12.31.23
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through profit and loss
Savings account and overnight	23,434	-	23,434	11,359	-	11,359
Term deposits	-	-	-	-	-	-
Bank deposit certificates	-	4,318,422	4,318,422	-	4,438,970	4,438,970
Financial treasury bills	422,925	-	422,925	412,107	-	412,107
Investment funds	22,564	-	22,564	21,166	-	21,166
Trade accounts receivable	-	252,770	252,770	-	337,898	337,898
Derivatives	-	527,310	527,310	-	639,052	639,052
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(103,234)	(103,234)	-	(133,931)	(133,931)
Loans and borrowings	-	(4,822,019)	(4,822,019)	-	(5,021,342)	(5,021,342)
	468,923	173,249	642,172	444,632	260,647	705,279
88

Interim Financial Information, Individual and Consolidated | March 31, 2024
	Consolidated
	03.31.24			12.31.23
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Stocks	12,491	-	12,491	12,103	-	12,103
Fair value through profit and loss
Savings account and overnight	232,467	-	232,467	17,570	-	17,570
Term deposits	3,130,272	-	3,130,272	2,758,300	-	2,758,300
Bank deposit certificates	-	4,630,438	4,630,438	-	4,876,861	4,876,861
Financial treasury bills	422,925	-	422,925	412,107	-	412,107
Investment funds	22,564	-	22,564	21,186	-	21,186
Trade accounts receivable	-	252,770	252,770	-	337,898	337,898
Derivatives	-	527,310	527,310	-	639,052	639,052
Other titles	46,590	-	46,590	35,751	-	35,751
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(104,219)	(104,219)	-	(136,759)	(136,759)
Loans and borrowings	-	(4,822,019)	(4,822,019)	-	(5,021,342)	(5,021,342)
	3,867,309	484,280	4,351,589	3,257,017	695,710	3,952,727

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based on prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based on level 2 and are measured by discounted cash flows.

		Parent company and Consolidated
			03.31.24		12.31.23
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 4 7/8	USD	2030	(2,949,157)	(2,647,956)	(2,896,104)	(2,506,390)
BRF SA BRFSBZ 5 3/4	USD	2050	(3,260,891)	(2,686,207)	(3,209,653)	(2,398,081)
Debenture - 1st issue	BRL	2026	(849,869)	(831,533)	(830,144)	(853,640)
Debenture - 2nd issue	BRL	1st serie 2027 and 2nd series 2030	(2,678,647)	(2,988,100)	(2,681,294)	(3,048,882)
Debenture - 3rd issue	BRL	2031	(1,203,852)	(1,203,852)	(1,214,044)	(1,214,044)
Debenture - 4rd issue	BRL	1st serie 2027 and 2nd series 2032	(1,840,421)	(2,017,201)	(1,908,952)	(2,032,361)
Parent company			(12,782,837)	(12,374,849)	(12,740,191)	(12,053,398)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(1,485,710)	(1,430,213)	(1,453,805)	(1,360,530)
Consolidated			(14,268,547)	(13,805,062)	(14,193,996)	(13,413,928)

89

Interim Financial Information, Individual and Consolidated | March 31, 2024

24.	Segment information

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	In-natura: production and sale of whole poultry and cuts and pork and other cuts.
»	Semi-processed: production and sale of cooked, smoked, marinated and/or seasoned in natura foods.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales by nature for each reportable operating segment is set forth below:

	Consolidated
	2024	2023
Net sales	Jan - mar	Jan - mar
Brazil
In-natura	1,585,165	1,514,420
Semi-processed (1)	444,185	424,959
Processed	4,124,098	4,349,734
Other sales	8,942	129,159
	6,162,390	6,418,272

International
In-natura	5,535,817	5,222,178
Semi-processed (1)	123,529	82,252
Processed	786,958	792,157
Other sales	38,792	32,851
	6,485,096	6,129,438

Other segments	730,023	630,259
	13,377,509	13,177,969
(1)	The Company, during the first quarter of 2024, included a new type of products called “semi-processed”, thus, the 2023 numbers were restated.

The gross profit and income (loss) before financial results for each segment and for Corporate are set forth below:

90

Interim Financial Information, Individual and Consolidated | March 31, 2024
				Consolidated
	Gross profit		Income (loss) before financial results and income taxes
	2024	2023	2024	2023
	Jan - mar	Jan - mar	Jan - mar	Jan - mar
Brazil	1,587,074	1,146,423	514,696	136,188
Margin (%)	25.8%	17.9%	8.4%	2.1%
International	1,463,273	351,334	671,513	(495,454)
Margin (%)	22.6%	5.7%	10.4%	-8.1%
Other segments	173,940	175,456	54,223	100,566
Margin (%)	23.8%	27.8%	7.4%	16.0%
Subtotal	3,224,287	1,673,213	1,240,432	(258,700)
Corporate	-	-	11,863	79,339
Total	3,224,287	1,673,213	1,252,295	(179,361)
Margin (%)	24.1%	12.7%	9.4%	-1.4%

The composition of selected items that were not allocated to the Company’s operating segments as they are not linked to its main activity and, therefore, were presented as Corporate is set forth below:

	Consolidated
	2024	2023
Corporate	Jan - mar	Jan - mar
Results with sale and disposal of fixed assets	17,654	81,207
Reversal/(provision) for tax and civil contingencies	(1,854)	4,983
Expenses with demobilization	(5,367)	959
Other	1,430	(7,810)
	11,863	79,339

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the three-month period ended on March 31, 2024 and 2023.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Consolidated
	Goodwill		Trademarks		Total
	03.31.24	12.31.23	03.31.24	12.31.23	03.31.24	12.31.23
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,831,951	1,783,873	437,373	415,904	2,269,324	2,199,777
Other segments	455,981	455,567	474,871	474,871	930,852	930,438
	3,439,430	3,390,938	1,894,722	1,873,253	5,334,152	5,264,191

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

91

Interim Financial Information, Individual and Consolidated | March 31, 2024
25.	Net sales
	Parent company		Consolidated
	2024	2023	2024	2023
	Jan - mar	Jan - mar	Jan - mar	Jan - mar
Gross sales
Brazil	7,564,995	7,723,356	7,564,995	7,723,356
International	4,225,773	5,190,531	6,800,858	6,486,084
Other segments	552,834	467,110	866,513	770,019
	12,343,602	13,380,997	15,232,366	14,979,459

Sales deductions
Brazil	(1,402,605)	(1,305,085)	(1,402,605)	(1,305,084)
International	(19,133)	(22,078)	(315,762)	(356,646)
Other segments	(54,201)	(55,974)	(136,490)	(139,760)
	(1,475,939)	(1,383,137)	(1,854,857)	(1,801,490)

Net sales
Brazil	6,162,390	6,418,271	6,162,390	6,418,272
International	4,206,640	5,168,453	6,485,096	6,129,438
Other segments	498,633	411,136	730,023	630,259
	10,867,663	11,997,860	13,377,509	13,177,969
92

Interim Financial Information, Individual and Consolidated | March 31, 2024
26.	Expenses by nature

The Company discloses its statement of income by function and thus presents below the details by nature:

	Parent company		Consolidated
	2024	2023	2024	2023
	Jan - mar	Jan - mar	Jan - mar	Jan - mar
Costs of sales
Raw materials and supplies	(5,998,762)	(7,186,776)	(7,213,860)	(8,689,209)
Salaries and employees benefits	(1,207,111)	(1,104,528)	(1,350,598)	(1,224,580)
Depreciation	(598,732)	(551,622)	(654,160)	(595,406)
Amortization	(27,608)	(27,683)	(53,104)	(54,182)
Other	(813,769)	(849,777)	(881,500)	(941,379)
	(8,645,982)	(9,720,386)	(10,153,222)	(11,504,756)

Sales expenses
Indirect and direct logistics expenses	(858,789)	(965,852)	(836,582)	(887,088)
Marketing	(153,344)	(145,438)	(200,565)	(189,911)
Salaries and employees benefits	(320,331)	(272,876)	(422,747)	(372,625)
Depreciation	(61,571)	(44,872)	(102,695)	(89,754)
Amortization	(15,854)	(15,697)	(19,956)	(20,898)
Other	(113,878)	(139,829)	(189,273)	(210,365)
	(1,523,767)	(1,584,564)	(1,771,818)	(1,770,641)

Administrative expenses
Salaries and employees benefits	(81,104)	(39,370)	(118,436)	(69,631)
Fees	(19,484)	(13,368)	(19,557)	(13,441)
Depreciation	(6,783)	(8,520)	(11,756)	(10,848)
Amortization	(1,519)	(8,883)	(5,678)	(12,607)
Other	(20,368)	(24,945)	(46,066)	(53,280)
	(129,258)	(95,086)	(201,493)	(159,807)

Impairment loss on trade receivables	(15,920)	(5,545)	(27,218)	(6,507)

Other operating income (expenses), net
Recovery of expenses	16,071	6,330	15,920	6,401
Civil and tax contingencies (assets or liabilities)	(4,405)	5,098	(4,744)	4,764
Gains on the disposal and write-off of non-financial assets	17,715	74,276	17,654	78,372
Other	749	(8,246)	2,114	(5,139)
	30,130	77,458	30,944	84,398

The Company incurred in expenses with internal research and development of new products of R$15,503 for the three-month period ended on March 31, 2024 in the Parent Company and in the Consolidated (R$6,543 in the Parent Company and in the Consolidated in the same period of the previous year).

93

Interim Financial Information, Individual and Consolidated | March 31, 2024
27.	Financial income (expenses)
		Parent company		Consolidated
		2024	2023	2024	2023
	Note	Jan - mar	Jan - mar	Jan - mar	Jan - mar
Financial income
Interest on cash and cash equivalents	4	66,905	63,172	136,912	94,774
Income with marketable securities	5	20,569	17,747	26,415	23,794
Fair value through profit and loss		20,569	17,747	20,569	17,747
Amortized cost		-	-	5,846	6,047
Interest on recoverable taxes	9	86,204	65,441	86,322	65,532
Interest and financial income on other assets		23,068	11,203	25,030	14,030
		196,746	157,563	274,679	198,130
Financial expenses
Interests on loans and borrowings	15	(412,094)	(480,758)	(462,205)	(536,619)
Interest with related parties	28	(93,767)	(112,051)	-	-
Interest on contingencies	20	(22,658)	(34,010)	(22,659)	(34,010)
Interest on leases	17	(87,159)	(59,706)	(93,445)	(65,457)
Interest on actuarial liabilities		(6,960)	(7,590)	(13,111)	(9,500)
Taxes on financial income		(9,458)	(8,184)	(10,580)	(8,685)
Adjustment to present value (2)	6 and 16	(199,445)	(264,999)	(182,579)	(263,435)
Other financial expenses		(99,941)	(91,009)	(122,534)	(118,483)
		(931,482)	(1,058,307)	(907,113)	(1,036,189)
Foreign exchange, prices and monetary variations
Exchange rate variation on monetary assets and liabilities and prices		(294,090)	443,483	(79,211)	143,194
Foreign exchange of derivatives		74,157	(107,688)	73,185	(108,804)
Interest and fair value of derivatives		(32,671)	(135,744)	(33,004)	(137,336)
Net Monetary Gains or Losses (1)		-	-	133,837	80,934
		(252,604)	200,051	94,807	(22,012)
		(987,340)	(700,693)	(537,627)	(860,071)
(1)	Effects of monetary correction resulting from operations in hyperinflationary economy.
(2)	The adjustment to present value considers the balances of trade accounts receivable and trade accounts payable and the rate used for the three-month period ended on March 31, 2024 was 12.01% p.a. (15.33% p.a. in the same period of the previous year).

94

Interim Financial Information, Individual and Consolidated | March 31, 2024

28.      Related parties

The balances of the transactions with related parties are as follows:

									Parent company
	Accounts receivable		Dividends and interest on shareholders' equity receivable		Trade accounts payable		Other rights		Advances and other liabilities
	03.31.24	12.31.23	03.31.24	12.31.23	03.31.24	12.31.23	03.31.24	12.31.23	03.31.24		12.31.23
Al Khan Foodstuff LLC ("AKF")	-	-	-	-	-	-	-	-	(356)		-
Banvit	-	-	-	-		-	1,089	708	-		-
BRF Energia S.A.	-	-	-	-	(283,335)	(208,168)	-	-	-		-
BRF Foods GmbH	334,497	346,703	-	-	-	-	124	124	-		-
BRF Global GmbH	2,598,978	3,118,425	-	-	(2,549,021)	(2,527,079)	-	-	(4,461,046)	(1)	(4,807,979)
BRF GmbH	-	-	-	-	-	-	-	-	(1,310,238)	(2)	(1,300,782)
Hercosul Alimentos Ltda.	8,761	5,968	-	-	-	-	335	440	-		-
Hercosul Distrib. Ltda.	57	-	-	-	-	-	-	-	-		-
Hercosul International S.R.L.	19	19	-	-	(2,046)	(305)	-	-	-		-
Mogiana Alimentos S.A.	14,380	9,953	-	-	(4)	-	704	497	-		-
BRF Singapore Foods PTE Ltd.	-	-	-	-	-	-	-	-	-		(2,683)
Sadia Alimentos S.A.	-	-	-	-	-	-	-	-	(2,946)		(3,247)
Sadia Chile S.A.	263,694	221,298	-	-	-	-	90	90	-		-
Sadia Uruguay S.A.	5,873	418	-	-	-	-	-	-	(50,362)		(57,567)
VIP S.A. Empreendimentos e Partic. Imob.	-	-	-	13	-	-	-	-	-		-
Marfrig Global Foods S.A.	7,818	7,945	-	-	(50,126)	(21,370)	-	-	-		-
Marfrig Chile S.A.	4,352	1,762	-	-	-	-	-	-	-		-
Quickfood S.A.	42,290	24,852	-	-	-	-	-	-	-		-
MFG Agropecuária Ltda.	-	1	-	-	-	-	-	-	-		-
Pampeano Alimentos S.A.	-	473	-	-	(238)	(112)	-	-	-		-
Total	3,280,719	3,737,817	-	13	(2,884,770)	(2,757,034)	2,342	1,859	(5,824,948)		(6,172,258)
(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other obligations with Related parties.

95

Interim Financial Information, Individual and Consolidated | March 31, 2024
	Consolidated
	Accounts receivable		Trade accounts payable
	03.31.24	12.31.23	03.31.24	12.31.23
Marfrig Global Foods S.A.	7,818	7,945	(51,378)	(24,838)
Marfrig Chile S.A.	4,553	2,563	(189)	(195)
Quickfood S.A.	42,290	24,852	-	-
Weston Importers Ltd.	242	366	-	-
MFG Agropecuária Ltda.	-	1	-	-
Pampeano Alimentos S.A.	-	473	(238)	(112)
Total	54,903	36,200	(51,805)	(25,145)

	Parent company
	Sales		Financial results, net		Purchases		Other operating income (expenses)
	2024	2023	2024	2023	2024	2023	2024	2023
	Jan - mar	Jan - mar	Jan - mar	Jan - mar	Jan - mar	Jan - mar	Jan - mar	Jan - mar
BRF Energia S.A.	-	-	-	-	(66,304)	(85,308)	-	-
BRF Global GmbH	3,680,110	4,811,715	(92,693)	(111,030)	-	-	-	-
Hercosul Alimentos Ltda.	9,043	8,034	-	-	-	-	-	-
Hercosul International S.R.L.		1,427	-	-	-	-	-	-
Mogiana Alimentos S.A.	8,962	20,553	-	-	-	-	-	-
Sadia Alimentos S.A.	-	-	(44)	(43)	-	-	-	-
Sadia Chile S.A.	94,997	114,959	-	-	-	-	-	-
Sadia Uruguay S.A.	13,407	26,716	(1,030)	(978)	-	-	-	-
AES Brasil	19,893	-	-	-	-	-	-	-
Marfrig Global Foods S.A.	15,206	20,300	-	-	(73,805)	(86,034)	1,179	-
Marfrig Chile S.A.	6,468	1,794	-	-	-	-	-	-
Quickfood S.A.	26,402	33,055	-	-	-	-	-	-
Agropecuária Jacarezinho	-	-	-	-	-	-	54	-
Fazenda São Marcelo	-	-	-	-	-	-	54	-
Pampeano Alimentos S/A	-	-	-	-	(416)	-	-	-
Total	3,874,488	5,038,553	(93,767)	(112,051)	(140,525)	(171,342)	1,287	-
96

Interim Financial Information, Individual and Consolidated | March 31, 2024
	Consolidated
	Sales		Purchases		Other operating income (expenses)
	2024	2023	2024	2023	2024	2023
	Jan - mar	Jan - mar	Jan - mar	Jan - mar	Jan - mar	Jan - mar
Marfrig Global Foods S.A.	15,206	20,300	(73,805)	(121,041)	1,179	-
Marfrig Chile S.A.	7,080	3,127	(382)	(318)	-	-
Quickfood S.A.	26,402	33,055	-	-	-	-
Agropecuária Jacarezinho	-	-	-	-	54	-
Fazenda São Marcelo	-	-	-	-	54	-
Weston Importers Ltd.	551	-	(30,088)	-	-	-
Pampeano Alimentos S/A	-	-	(416)	-	-	-
Total	49,239	56,482	(104,691)	(121,359)	1,287	-

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy respecting market conditions. As of March 31, 2024 the balance of these transactions was R$1,210,178 (R$1,132,634 as of December 31, 2023).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 19). Additionally, the Company leased properties owned by BRF Previdência, and for the three-month period ended on March 31, 2024 the total amount of lease payments was R$5,869 (R$4,301 in the same period of the previous year).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

On December 16, 2022, BRF issued a guarantee to the promissory commercial notes issued by Potengi, public offering with limited distribution efforts with maturity in eighteen (18) months. The total amount of the Offer is R$700,000. BRF issued a joint guarantee limited to the amount corresponding to 24% of the Offer amount.

On August 14, 2023, BRF provided financing guarantees to Potengi, with Banco do Brasil S.A., through the opening of fixed credit up to a limit of R$144,000, coming from ordinary resources from the Fundo de Desenvolvimento do Nordeste – (“FDNE”), transferred to finance the implementation of the Cajuína 1 Wind Generating Plant, located in Rio Grande do Norte.

On January 19, 2024, BRF provided guarantees with the purpose of ensuring compliance with the main and additional obligations undertaken by Potengi at its first issue of 300,000 simple debentures, not convertible into shares, in a single series, with a maturity period of eighteen (18) years. The nominal unit value expressed in Reais is R$1, with BRF providing a personal guarantee for the amount corresponding to 24% of the issue value.

On March 27, 2024, BRF provided guarantees with the purpose of ensuring compliance with the main and additional obligations undertaken by Potengi at its second issue of 2,100,000 simple debentures, not convertible into shares, in a single series, with a maturity period of eighteen (18) years. The nominal unit value expressed in Reais is R$0,1, with BRF providing a personal guarantee for the amount corresponding to 24% of the issue value.

97

Interim Financial Information, Individual and Consolidated | March 31, 2024
28.1.	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
	2024	2023
	Jan - mar	Jan - mar
Salary and profit sharing	15,404	10,232
Short-term benefits (1)	40	113
Private pension	186	185
Termination benefits	1,027	1,519
Share-based payment	4,515	3,335
	21,172	15,383
(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$3,529 the three-month period ended on March 31, 2024 (R$3,736 in the same period of the previous year).

29.      Commitments

In the normal course of the business, the Company entered into long-term agreements with third parties, which mainly include purchase of, secondary materials, energy inputs, storage and industrialization services, among others to support its activities. In these agreements, the prices agreed may be fixed or to be fixed. These agreements contain termination clauses for non-compliance with essential obligations and the minimum contractually agreed is generally purchased and, for this reason, there are no liabilities recorded in addition to the amount that is recognized on an accrual basis. On March 31, 2024, firm purchase commitments in the Parent Company totaled R$3,825,133 and R$4,260,668 in the Consolidated (R$4,524,719 in the Parent Company and R$5,023,227 in the Consolidated on December 31, 2023).

30.	Transactions that do not involve cash

The following transactions did not involve cash or cash equivalents during the three-month period ended on March 31, 2024:

(i)	Capitalized loan interest: for the three-month period ended on March 31, 2024 amounted to R$9,436 in the Parent Company and R$9,823 in the Consolidated (R$17,021 in the Parent Company and R$20,853 in the same period of the previous year).
(ii)	Addition of lease by right-of-use assets and respective lease liability: the three-month period ended on March 31, 2024 amounted to R$310,686 in the parent company and R$486,728 in the consolidated (R$287,697 in the parent company and R$288,023 in the consolidated in the same period of the previous year).
98

Interim Financial Information, Individual and Consolidated | March 31, 2024
31.	Events after the reporting period

The credit rating agency Fitch, on May 02, 2024, upgraded BRF’s credit rating on global corporate scale from “BB” to “BB+” and on national scale from “AA+” to “AAA”.

32.	Approval of the Financial Statements

The financial statements were approved and the issuance authorized by the Board of Directors on May 06, 2024.

BOARD OF DIRECTORS

Global President Office (Non-Independent)	Marcos Antonio Molina dos Santos
Vice-Chairman (Non-Independent)	Márcia Aparecida Pascoal Marçal dos Santos
Non-Independent Member	Marcos Fernando Marçal dos Santos
Non-Independent Member	Márcio Hamilton Ferreira
Independent Member	Eduardo Augusto Rocha Pocetti
Non-Independent Member	Sérgio Agapito Lires Rial
Independent Member	Pedro de Camargo Neto
Independent Member	Augusto Marques da Cruz Filho
Independent Member	Flavia Maria Bittencourt

FISCAL COUNCIL

Member	Marco Antônio Peixoto Simões Velozo
Member	Ricardo Florence dos Santos
Member	Alexandre Eduardo De Melo

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator	Augusto Marques da Cruz Filho
Member	Eduardo Augusto Rocha Pocetti
External Member	Esmir Oliveira

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Miguel de Souza Gularte
Financial and Investor Relations Vice-President	Fábio Luis Mendes Mariano
People, Sustainability and Digital Vice-Presiden	Alessandro Rosa Bonorino
Vice President of Industrial Operations and Logistics	Artemio Listoni
Agribusiness and Product Quality Vice-President	Fabio Duarte Stumpf
International Markets and Planning Vice-President	Leonardo Campo Dallorto
Brazil Commercial Vice-President	Manoel Reinaldo Manzano Martins Junior
Marketing and New Businesses Vice-President	Marcel Sacco

Marcos Roberto Badollato
Accounting Director - CRC 1SP219369/O-4

99

Interim Financial Information, Individual and Consolidated | March 31, 2024

Breakdown of capital stock by nature

The shareholding position of the shareholders holding more than 5% of the voting stock, management and members of the Board of Directors is presented below:

	03.31.24		12.31.23
Shareholders	Quantity	%	Quantity	%
Major shareholders
Marfrig Global Foods S.A.	842,547,574	50.08	842,165,702	50.06
Salic	180,000,000	10.70	180,000,000	10.70
Kapitalo Investimentos Ltda.	107,982,757	6.42	107,982,757	6.42
Caixa de Previd. dos Func. do Banco do Brasil	103,328,121	6.14	103,328,121	6.14
Management
Board of Directors	518,900	0.03	518,900	0.03
Executives	576,235	0.03	626,458	0.04
Fiscal Council	31,400	0.00	32,700	0.00
Treasury shares	14,036,779	0.83	3,817,179	0.23
Other	433,451,480	25.77	444,001,429	26.38
	1,682,473,246	100.00	1,682,473,246	100.00

100

Interim Financial Information, Individual and Consolidated | March 31, 2024

INDEPENDENT AUDITORS’ REPORT ON INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION

To the Board of directors and shareholders of

BRF S.A.

Itajaí – SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended March 31, 2024, comprising the balance sheet as of March 31, 2024 and the respective statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the period of three months then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial Reporting and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of three months ended March 31, 2024, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance to the criteria defined in that standard and consistently in relation to the individual and consolidated interim financial information taken as a whole.São Paulo, May 06, 2024

São Paulo, May 06, 2024

Grant Thornton Auditores Independentes Ltda.

CRC 2SP-025.583/O-1

Octavio Zampirollo Neto

Accountant CRC 1SP-289.095/O-3

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Interim Financial Information, Individual and Consolidated | March 31, 2024

Opinion of the Audit and Integrity Commitee

The Audit and Integrity Committee of BRF S.A., in fulfilling its statutory and legal duties, examined the interim financial information (Parent Company and Consolidated) for the three-month period ended on March 31, 2024, the Management Report and the review report issued without modification by Grant Thornton Auditores Independentes Ltda.

There were no situations of significant divergence between the Company's Management, the independent auditors and the Audit Committee in relation to the Company's interim financial information.

Based on the documents reviewed and the explanations provided, the members of the Audit and Integrity Committee, undersigned, issued the opinion that the interim financial information are in a position to be approved.

São Paulo, May 06, 2024.

Augusto Marques da Cruz Filho

Coordinator

Eduardo Augusto Rocha Pocetti

Member

Esmir de Oliveira

External Member

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Interim Financial Information, Individual and Consolidated | March 31, 2024

Statement of Executive Board on the Consolidated Interim Financial Information and Independent Auditor’s Report

In compliance with the dispositions of sections V and VI of the article 25 of the CVM Instruction Nº 480/09, the executive board of BRF S.A. states that:

(i)     reviewed, discussed and agreed with the Company’s interim financial information for the fiscal for the three-month period ended on March 31, 2024, and

(ii)   reviewed, discussed and agreed with the opnions expressed in the audit report issued by Grant Thornton Auditores Independentes Ltda. for the three-month period ended on March 31, 2024.

São Paulo, May 06, 2024.

Miguel de Souza Gularte

Global Chief Executive Officer

Fábio Luis Mendes Mariano

Financial and Investor Relations Vice-President

Alessandro Rosa Bonorino

People, Sustainability and Digital Vice-President

Artemio Listoni

Vice President of Industrial Operations and Logistics

Fabio Duarte Stumpf

Agribusiness and Product Quality Vice-President

Leonardo Campo Dallorto

International Markets and Planning Vice-President

Manoel Reinaldo Manzano Martins Junior

Brazil Commercial Vice-President

Marcel Sacco

Marketing and New Businesses Vice-President

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